Exhibit 2.4

AGREEMENT AND PLAN OF MERGER

by and among:

TESSERA TECHNOLOGIES, INC.,

a Delaware corporation;

FORT KNOX MERGER SUB, INC.,

a Delaware corporation;

FOTONATION, INC.,

a Delaware corporation;

and

YURY PRILUTSKY,

as Stockholders’ Agent.

Dated as of January 31, 2008

i

AGREEMENT AND PLAN OF MERGER, dated as of January 31, 2008 (this “Agreement”), by and among TESSERA TECHNOLOGIES, INC., a Delaware corporation (“Parent”), FORT KNOX MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), FOTONATION, INC., a Delaware corporation (the “Company”), and YURY PRILUTSKY, as agent for the holders of Equity Interests of the Company (the “Stockholders’ Agent”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

The Merger

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Effective Time. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit A, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The date on which the Merger becomes effective shall be referred to herein as the “Closing Date.”

Section 1.4 Certificate of Incorporation; By-laws. At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Certificate of Incorporation and the By-laws of Merger Sub, each as in effect immediately prior to the Effective Time, as the same may be amended as provided therein or by applicable Law.

Section 1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

Article 2.

Conversion of Securities; Exchange of Certificates

Section 2.1 Conversion of Securities. Subject to the subsections of this Section 2.1 and Sections 2.2, 2.3, 2.5 and 2.6, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

Section 2.1.1 Cancellation of Certain Shares. Each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub, or in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.2 Conversion of Merger Sub Shares. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.1.3 Conversion of Company Common Stock. Each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration.

Section 2.1.4 Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Exchange of Certificates.

Section 2.2.1 Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with Computershare or another bank or trust company designated by Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, through the Exchange Agent, cash in U.S. dollars in an amount sufficient to pay the Stockholder Consideration as provided herein (such cash being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Stockholder Consideration contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

Section 2.2.2 Exchange Procedures. Within one Business Day after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions or by the Exchange Agent, the Exchange

Agent shall pay by wire transfer or check as promptly as practicable to the holder of such Certificate thereof the Per Share Merger Consideration that such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate; provided, however, that Parent shall deliver to the Escrow Agent on behalf and in the name of such holder an amount in cash representing the Pro Rata Share of the Escrow Amount such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. The Escrow Amount shall be maintained in an escrow fund (the “Escrow Fund”) for the purposes of satisfying claims brought pursuant to Section 2.6, Section 3.25, Article 8, Article 9 and Section 10.1 for the periods of time and in accordance with the terms set forth in the Escrow Agreement. No interest will be paid or accrued on any Merger Consideration, including the Aggregate Merger Consideration, payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Per Share Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration.

Section 2.2.3 Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

Section 2.2.4 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Per Share Merger Consideration, without any interest thereon.

Section 2.2.5 No Liability. Neither Parent nor the Company shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.2.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration without any interest thereon.

Section 2.2.7 Withholding. Each of Parent, the Surviving Corporation, any Company Subsidiary or the Exchange Agent shall be entitled to deduct and withhold from the consideration or any other payments otherwise payable to any person pursuant to this Agreement to any former holder of Company Common Stock or former holder of vested Company Options such amounts as Parent, the Surviving Corporation, any Company Subsidiary or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation, any Company Subsidiary or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Company Common Stock or former holder of vested Company Options in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation, any Company Subsidiary or the Exchange Agent.

Section 2.2.8 Merger Consideration Certificate. Two Business Days prior to the Closing Date, the Company shall deliver to Parent a draft of the Merger Consideration Certificate, which sets forth, for each holder of Company Common Stock and each holder of Company Options, such person’s allocation of the Merger Consideration and such person’s allocation of the Escrow Fund pursuant to this Article 2 based on assumptions set forth therein. At the Closing, the Stockholders’ Agent shall deliver to Parent the Merger Consideration Certificate setting forth the final calculation of such amounts.

Section 2.3 Dissenters’ Rights.

Section 2.3.1 Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL are, or prior to the Effective Date may become, applicable to the Merger, any shares of Company Common Stock that, as of the Effective Time, are or may entitle the holder thereof to appraisal rights under Section 262 of the DGCL shall not be converted into or represent the right to receive a portion of the Aggregate Merger Consideration, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL; provided, however, that if the status of any such shares carrying appraisal rights shall not be perfected, or if any such shares shall lose their status as shares carrying appraisal rights, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) their Pro Rata Share of the Aggregate Merger Consideration in accordance with Section 2.1.

Section 2.3.2 The Company shall give Parent (A) prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Common Stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL and (B) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

Section 2.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into their Pro Rata Share of the Aggregate Merger Consideration.

Section 2.5 Stock Options. Prior to the Effective Time, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that (i) each unexpired and unexercised option or similar right to purchase Company Common Stock (the “Company Options”), under the Company’s 2003 Stock Plan (the “Company Stock Option Plan”), that is vested as of immediately prior to the Effective Time shall be cancelled effective as of immediately prior to the Effective Time, and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive from Parent, in consideration of the cancellation of such Company Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding or other taxes required by applicable Law to be withheld) equal to the product of (A) the total number of shares of Company Common Stock previously subject to such vested Company Option and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Company Common Stock previously subject to such vested Company Option (such amounts payable hereunder being referred to as the “Option Payment”) and (ii) each Company Option that is unvested as of immediately prior to the Effective Time shall terminate for no consideration effective as of immediately prior to the Effective Time. As of the Effective Time, any such Company Option shall no longer be exercisable by the former holder thereof, and the Company will use its reasonable best efforts to obtain all necessary consents to ensure that former holders of Company Options will have no rights other than, with respect to Company Options that are vested as of immediately prior to the Effective Time, the right to receive the Option Payment.

Section 2.6 Adjustment to Merger Consideration.

Section 2.6.1 Closing Balance Sheet. As soon as reasonably practicable following the Closing but no later than 60 days following the Closing, Parent shall cause to be prepared and delivered to the Stockholders’ Agent a balance sheet of the Company (the “Closing Balance Sheet”) as of the Closing Date, including a calculation of each of: (a) the amount of cash of the Company as of the close of business on the Closing Date, which amount shall include the exercise price of unexercised vested Company Options (the “Closing Cash”); (b) the accounts receivable of the Company on the Closing Date that are collected by the Company as of the close of business on the sixtieth (60) day following the Closing Date (the “Closing A/R”); provided, that the Closing A/R shall not include any accounts receivable of the Company that were created after the Closing Date; (c) the accounts payable balance of the Company as of the Closing Date, including any accounts payable of the Company that should have been reflected on the books of the Company at Closing, but were not so reflected (the “Closing A/P”); and (d) the amount of Company Transaction Expenses unpaid as of the close of business on the Closing Date, including any Company Transaction Expenses that should have been reflected on the books of the Company at Closing, but were no so reflected (the “Closing Transaction Expenses”). The Closing Balance Sheet shall be prepared strictly in accordance with GAAP. Parent agrees to afford to the Stockholders’ Agent and its accountants, counsel, financial advisors or other representatives access at reasonable times and on reasonable prior notice to all of the Surviving Corporation’s and its Subsidiaries’ books and records, contracts, personnel and accountants and the work papers of each of the foregoing and, upon request, shall provide copies of any of the foregoing, as may be reasonably necessary to assist the Stockholders’ Agent in its review of the Closing Balance Sheet.

Section 2.6.2 Review; Disputes.

Section 2.6.2.1 If the Stockholders’ Agent disputes the calculation of any of the Closing Cash, the Closing A/R, the Closing A/P and the Closing Transaction Expenses set forth in the Closing Balance Sheet, then the Stockholders’ Agent shall deliver a written notice (a “Dispute Notice”) to Parent during the 10-day period commencing upon delivery by the Company to the Stockholders’ Agent of the Closing Balance Sheet (the “Review Period”). The Dispute Notice shall set forth the principal basis for the dispute for each disputed item of such calculation.

Section 2.6.2.2 If the Stockholders’ Agent does not deliver a Dispute Notice to Parent prior to the expiration of the Review Period, the calculation of each of the Closing Cash, the Closing A/R, the Closing A/P and the Closing Transaction Expenses set forth in the Closing Balance Sheet shall be deemed final and binding on Parent, the Company, the Stockholders’ Agent and each of the other former stockholders and optionholders of the Company for all purposes of this Agreement.

Section 2.6.2.3 If the Stockholders’ Agent delivers a Dispute Notice to Parent prior to the expiration of the Review Period, then the Stockholders’ Agent and Parent shall use commercially reasonable efforts to reach agreement on such disputed amount of Closing Cash, Closing A/R, Closing A/P and/or Closing Transaction Expenses, as applicable. If the Stockholders’ Agent and Parent are unable to reach agreement on the amount(s) in dispute within 10 days after the end of the Review Period, either party shall have the right to refer such dispute to Ernst & Young LLP (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”) during the period commencing on such tenth day and ending sixty (60) days afterward. In connection with the resolution of any such dispute by the Designated Accounting Firm: (A) each of the Stockholders’ Agent and Parent shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide their views as to any disputed issues with respect to the calculation of the Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses identified as under dispute in the Dispute Notice; (B) the Designated Accounting Firm shall determine the Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses, as applicable within 20 days of such referral, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Stockholders’ Agent, Parent and the Escrow Agent; and (C) the determination of the disputed Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses made by the Designated Accounting Firm shall be conclusive, binding upon the parties, nonappealable, and not be subject to further review, and shall be considered a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act. In calculating the disputed Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses, (1) the Designated Accounting Firm shall be limited to addressing only those particular disputed items referred to in the Dispute Notice, and (2) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Company or the Stockholders’ Agent, as the case may be, and no lower than the amount calculated by the Company or the Stockholders’ Agent, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses as identified in the Dispute Notice reflected therein and the Closing Cash, the Closing A/R, the Closing A/P and/or the Closing Transaction Expenses as identified in the Dispute Notice set forth in the Closing Balance Sheet. The fees and expenses of the Designated Accounting Firm shall be borne equally by Parent and the former stockholders and optionholders of the Company, which fees and expenses shall be deducted from the Adjustment Escrow Fund prior to making any payments to the former stockholders and optionholders pursuant to Section 2.6.3.

Section 2.6.3 Adjustment of Merger Consideration.

Section 2.6.3.1 If the sum of the Closing Cash plus the Closing A/R, less the Closing A/P, less the Closing Transaction Expenses, as finally determined in accordance with this Section 2.6 (the “Final Closing Cash”), is less than the Target Closing Cash, then the Escrow Agent shall promptly remit to Parent, by wire transfer of immediately available funds, an amount equal to such deficiency from the Adjustment Escrow Fund on deposit pursuant to the Escrow Agreement; provided, however, that if the Adjustment Escrow Fund is not sufficient to make such payment in its entirety, then the Escrow Agent shall promptly remit to Parent, by wire transfer of immediately available funds from the Indemnity Escrow Fund on deposit pursuant to the Escrow Agreement, the amount by which the Adjustment Escrow Fund is less than such deficiency. If the Final Closing Cash, as finally determined in accordance with this Section 2.6, is greater than the Target Closing Cash, then Parent shall promptly remit to the former stockholders of the Company, via the Exchange Agent, and former holders of vested Company Options, via the payroll system of the Surviving Corporation or the respective Subsidiary of the Company, an aggregate amount equal to such excess.

Section 2.6.3.2 The Escrow Agent shall promptly remit to the former holders of shares of Company Common Stock and vested Company Options the amounts remaining in the Adjustment Escrow Fund, if any, after first paying Parent the amount of any deficiency. All payments made pursuant to Section 2.6 shall be treated by the parties as adjustments to the Merger Consideration unless otherwise required by applicable law. All payments to the former holders of shares of Company Common Stock and vested Company Options shall be in accordance with each such holder’s Pro Rata Share of the Aggregate Merger Consideration.

Section 2.7 Milestone Payment. Subject to Section 2.8, in the event that the Milestone is achieved in accordance with Exhibit B, then Parent shall pay the respective portions of the Milestone Payment to the Exchange Agent, for the benefit of and payment to the former holders of shares of Company Common Stock, and the Surviving Corporation or the respective Subsidiary of the Company, for the benefit of and payment to the former holders of vested Company Options in accordance with each such holder’s Pro Rata Share.

Section 2.8 Milestone Payment Mechanism.

Section 2.8.1 If Parent determines that the Milestone has been achieved or deemed achieved, Parent shall deliver to the Stockholders’ Agent a written notice stating that the Milestone has been achieved or deemed achieved, and Parent shall make the appropriate Milestone payment contemplated in Section 2.7 within five (5) Business Days of such written notice.

Section 2.8.2 If the Stockholders’ Agent believes the Milestone has been achieved or should be deemed to have been achieved, he may deliver a notice (the “Milestone Notice”) to Parent. The Milestone Notice shall state that the Stockholders’ Agent believes that the Milestone has been achieved or should be deemed to have been achieved pursuant to Section 2.7 and contain a brief description of the circumstances supporting the Stockholders’ Agent’s belief that the Milestone has been achieved or should be deemed to have been achieved. Parent shall afford to the Stockholders’ Agent and its accountants, counsel or other representatives reasonable access at reasonable times and upon reasonable prior notice, to the necessary books and records, contracts, personnel and work papers, and upon request, shall provide copies of such materials, as reasonably required to assist the Stockholders’ Agent in its evaluation of the achievement of the Milestone. After the receipt by Parent of the Milestone Notice, if any, the parties shall arrange for a mutually agreeable time (not later than 30 days after such receipt by Parent of the Milestone Notice) for the Stockholders’ Agent to demonstrate the achievement of the Milestone. If, after such demonstration, Parent agrees with Stockholders’ Agent as to the matters set forth in the Milestone Notice, Parent shall pay the respective portions of the Milestone Payment to the Exchange Agent, for the benefit of and payment to the former holders of shares of Company Common Stock, and the Surviving Corporation or the respective Subsidiary of the Company, for the benefit of and payment to the former holders of vested Company Options in accordance with each such holder’s Pro Rata Share within five (5) Business Days after Parent acknowledges its agreement as to the matters set forth in the Milestone Notice. If, after such demonstration, Parent does not agree with Stockholders’ Agent as to the matters set forth in the Milestone Notice, Parent shall deliver a written notice of disagreement with matters set forth in the Milestone Notice (“Determination Notice”) to the Stockholders’ Agent within 45 days after its receipt of the Milestone Notice. The determination by Parent shall be binding unless the Stockholders’ Agent gives written notice (“Determination Response

Notice”) of disagreement with the determination to Parent within 30 days after its receipt of Parent’s Determination Notice, specifying the nature and extent of such disagreement in sufficient specificity to allow Parent to investigate and respond to each element of such disagreement. If Parent does not send a Determination Notice to the Stockholders’ Agent within 45 days of the receipt of the Milestone Notice, Parent shall be presumed to agree with the matters set forth in the Milestone Notice and shall pay the respective portions of the Milestone Payment to the Exchange Agent, for the benefit of and payment to the former holders of shares of Company Common Stock, and the Surviving Corporation or the respective Subsidiary of the Company, for the benefit of and payment to the former holders of vested Company Options in accordance with each such holder’s Pro Rata Share within five (5) Business Days after the termination of such 45-day period. Parent and the Stockholders’ Agent shall negotiate in good faith to resolve any dispute relating to any determination by Parent. Within five (5) Business Days after the resolution of any dispute through negotiation between the parties, Parent shall pay the respective portions of the amount, if any, agreed between the parties to the Exchange Agent, for the benefit of and payment to the former holders of shares of Company Common Stock, and the Surviving Corporation or the respective Subsidiary of the Company, for the benefit of and payment to the former holders of vested Company Options in accordance with each such holder’s Pro Rata Share. If the Stockholders’ Agent and Parent are unable to resolve any dispute relating to any determination by Parent within 30 days after receipt by Parent of a Determination Response Notice, the Stockholders’ Agent and Parent submit such disagreement to the Designated Accounting Firm. In connection with the resolution of any such disagreement with the Designated Accounting Firm, each of the Stockholders’ Agent and Parent shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide their views as to any disputed issues with respect to the determination of the achievement or the deemed achievement of the Milestone. Within five (5) Business Days after the resolution of any dispute through the Designated Accounting Firm, Parent shall pay to the Exchange Agent, for the benefit of and payment to the former holders of shares of Company Common Stock, and the Surviving Corporation or the respective Subsidiary of the Company, for the benefit of and payment to the former holders of vested Company Options in accordance with each such holder’s Pro Rata Share, the respective portions of the amount, if any, agreed between the parties and specified by the Designated Accounting Firm. All Milestone Payments made pursuant to Sections 2.7 and 2.8 shall be treated by the parties as adjustments to the Merger Consideration unless otherwise required by applicable Law.

Section 2.8.3 Parent and the Stockholders’ Agent may agree in writing to modify the Milestone, but either party may decline a modification requested by the other party for any or no reason. In the event that Parent either (A) requires the Company to pursue a modified Milestone program not agreed to in writing by the Stockholders’ Agent, or (B) terminates the Milestone, then the Milestone shall be deemed achieved.

Article 3.

Representations and Warranties of the Company

Except as set forth in the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Disclosure Schedule”), which identifies exceptions by specific Section references, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification.

Section 3.1.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries is a company duly incorporated and validly existing and in good standing (or appropriately recognized as legally in existence and active) under the laws of the jurisdiction of its incorporation. The Company and its Subsidiaries has the legal right and requisite power and authority and all necessary licenses, consents and/or governmental approvals to (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all Company Material Contracts. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Each of the Subsidiaries of the Company is identified in Section 3.1.1 of the Disclosure Schedule. The Company or one of its Subsidiaries is the sole stockholder of each of the Subsidiaries. Except for the Subsidiaries set forth in Section 3.1.1 of the Disclosure Schedule, neither the Company nor the Subsidiaries have an Equity Interest, in, or loans to, any corporation, partnership, join venture, or other business entity. Neither the Company nor the Subsidiaries is obligated to make or be bound by any agreement or obligation to make, any investment in or capital contribution in or on behalf of any other entity.

Section 3.1.2 Neither the Company nor any of its Subsidiaries has conducted business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names identified in Section 3.1.2 of the Disclosure Schedule.

Section 3.1.3 Section 3.1.3 of the Disclosure Schedule accurately sets forth (A) the names of the members of the Company Board and each director of each of the Company’s Subsidiaries, (B) the names of the members of each committee of the Company Board, (C) the names and titles of the officers of the Company and each of the Company’s Subsidiaries and (D) the legal and beneficial ownership of the Irish Subsidiaries.

Section 3.2 Certificate of Incorporation and By-laws; Corporate Books, Records, Statutory Books and Powers of Attorney

Section 3.2.1 The copies of the Company’s Amended and Restated Certificate of Incorporation (the “Company Certificate”) and By-laws, as amended (the “Company By-laws”) and the Memorandum and Articles of Association for each of the Irish Subsidiaries (the “Irish Memoranda and Articles of Association”) and the Amended and Restated Constitutive Act for the Romanian Subsidiary (“Romanian Constitutive Act”) included as exhibits to Section 3.2 of the Disclosure Schedule are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company By-laws. None of the Subsidiaries of the Company is in violation of any of the provisions of the charter documents of such Subsidiary. Correct and complete copies of statutory registers and all minute books of the Company and each of the Company’s Subsidiaries have been made available by the Company to Parent. There have been no formal meetings or other proceedings of the stockholders of the Company, the Company Board of any committee of the Company board that are not reflected in such minutes or other records. There has not been any violation of any of the provisions of the Company Certificate or Company By-laws, and the Company has not taken any action that is inconsistent with any resolution adopted by the stockholders of the Company, the Company Board or any committee of the Company Board. There has not been any violation of any of the provisions of any charter document of any of the Company’s Subsidiaries, and no such Subsidiary has taken any action which is inconsistent with any resolution adopted by the shareholders of such Subsidiary, the board of such Subsidiary or any committee of the board of such Subsidiary.

Section 3.2.2 All registers, minute books and other statutory books required to be kept by each Subsidiary of the Company pursuant to applicable Law, have been properly kept, contain a true, complete and accurate record of the matters with which they should deal and no notice or allegation has been received that any of them is incorrect or should be rectified.

Section 3.2.3 No Irish Subsidiary has or will, pending Completion, have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom and use thereof) are not under the exclusive ownership and direct control of the relevant Irish Subsidiary.

Section 3.2.4 There is no power of attorney given by any Subsidiary of the Company in force and no outstanding authority by which any person may enter into any agreement, arrangement or obligation to do anything on behalf of any such Subsidiary (other than any authority of its employees and directors to enter into agreements in the ordinary and usual course of their duties).

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. As of the date hereof, (A) 3,010,592 shares of Company Common Stock are issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) no shares of Company Common Stock are held in the treasury of the Company, and (C) 1,477,089 shares of Company Common Stock are issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding. Except for Company Options to purchase not more than 1,477,089 shares of Company Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. The Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 3.3.1 or Section 3.3.1 of the Disclosure Schedule. All outstanding shares of Company Common Stock and all outstanding Company Options have been issued and granted in compliance with (1) all applicable securities laws or pursuant to valid exemptions therefrom and other applicable Laws and (2) all requirements set forth in applicable contracts. Section 3.3.1 of the Disclosure Schedule accurately sets forth the name of each holder of Company Common Stock and the total number of shares of Company Common Stock held by such person as of the date hereof. The Company is not subject to the periodic reporting requirements of the Exchange Act.

Section 3.3.2 The issued shares in the Irish Subsidiaries comprise the whole of the allotted and issued share capital of the Irish Subsidiaries. There are no shares issued or allotted in any Irish Subsidiary which are not legally and beneficially owned by the Company. The shares issued in the Irish Subsidiaries are fully paid up or credited as fully paid up. There is no Encumbrance, nor is there any agreement, arrangement or obligation to create or give any Encumbrance, on, over or affecting any of the shares or any issues or unissued shares of any Irish Subsidiary and no claim has been made by any person to be entitled to any such Encumbrance. Save as provided for in this Agreement (A) there is no agreement, arrangement or obligation in force which calls for the present or future allotment, issue or transfer of, or the grant to any person of the right (whether conditional or otherwise) to call for the allotment, issue or transfer of, any share or loan capital of any Irish Subsidiary (including without limitation, any option or right of pre-emption or conversion in any Irish Subsidiary and (B) no share or loan capital has been created, allotted, issued, acquired, repaid or redeemed, or agreed to be created, allotted, issued, acquired, repaid or redeemed, by any Irish Subsidiary since December 31, 2006.

Section 3.3.3 Section 3.3.3 of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (A) the name of the holder of such Company Option; (B) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (C) the date on which such Company Option was granted and the term of such Company Option; (D) the vesting schedule for such Company Option; (E) the exercise price per share of Company Common Stock purchasable under such Company Option; and (F) whether such Company Option has been designated an “incentive stock option” as defined in Section 422 of the Code. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 3.3.4 Neither the Company nor any of its Subsidiaries has declared any dividends or made any distributions with respect to its capital stock. Neither the Company nor any of its Subsidiaries has repurchased, redeemed or otherwise reacquired any shares of Equity Interests of the Company or any of its Subsidiaries other than pursuant to restricted stock purchase agreements or stock option agreements providing for the repurchase of such securities at the original issuance price of such securities. All securities so reacquired by the Company or any of its Subsidiaries were reacquired in compliance with (A) the applicable provisions of the DGCL and other applicable Laws and (B) all requirements set forth in applicable restricted stock purchase agreements and other applicable contracts. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (4) requiring the registration for sale of, or (5) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any of its Subsidiaries. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds or any form of security to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.4 Authority.

Section 3.4.1 The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by the Company. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby other than the Required Stockholder Vote. The execution and delivery of each Ancillary Agreement to which a Company Subsidiary is a party by such entity and the consummation by each such entity of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of any Company Subsidiary and no stockholder votes are necessary to authorize any such Ancillary Agreement to which it is a party or to consummate the transactions contemplated thereby.

Section 3.4.2 The Company Board (pursuant to a unanimous vote of all members of the Company Board at a meeting duly called and held on January 31, 2008) has (A) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (B) authorized and approved the Merger, (C) recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement be submitted for consideration by the Company’s stockholders and (D) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Law that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement and each Ancillary Agreement to which the Company and/or a Company Subsidiary is a party have been duly authorized and validly executed and delivered by the Company and/or such Company Subsidiary and constitute a legal, valid and binding obligation of the Company and/or such Company Subsidiary, enforceable against them in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles. True and complete copies of all resolutions of the Company Board reflecting such actions have been previously provided to Parent. No state takeover statute or similar statute or regulation is applicable to or purports to be applicable to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 The execution and delivery of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is a party by the Company or the respective Subsidiary does not, and the performance of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is a party by the Company or the respective Subsidiary will not, (A) (assuming the Required Stockholder Vote is obtained) conflict with or violate any provision of the Company Certificate or Company By-laws or the Irish Memoranda and Articles of Association, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or Company Permit.

Section 3.5.2 The execution and delivery of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is a party by the Company and/or its Subsidiaries does not, and the performance of this Agreement and each Ancillary Agreement to which the Company or any of its Subsidiaries is a party by the Company and/or its Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except for the filing and recordation of the Certificate of Merger as required by the DGCL.

Section 3.6 Permits; Compliance With Law; Statutory Demand.

Section 3.6.1 Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, permits, consents, certificates, approvals and clearances (the “Company Permits”) of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate its properties or to carry on its business substantially in the manner currently conducted, and all such Company Permits are valid, and in full force and effect. Neither the Company nor any of its Subsidiaries is neither in conflict with, nor in default or violation of, (A) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (B) any material Company Permits. Each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Laws. (1) Neither the Company nor any of its Subsidiaries has received any notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law in any material respect and (2) no event has occurred or circumstance exists that (with or without notice or lapse of time) (AA) may constitute or result in a material violation by the Company or any of its Subsidiaries of, or a failure on the part of the Company or any of its Subsidiaries to comply with, any Law or (BB) may give rise to any obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Neither the Company, its Subsidiaries nor any director, officer, agent or employee of the Company or any of its Subsidiaries has (x) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (y) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (z) made any other unlawful payment.

Section 3.6.2 No 21-day notices or other statutory demand whether under section 214 of the Irish Companies Act 1963 (as amended) or otherwise has been received by any Irish Subsidiary. No order has been made nor are there any facts or circumstances which could give rise to an order being made against any Irish Subsidiary under s.140 of the Irish Companies Act 1990 (as amended). No Irish Subsidiary has acquired any property in circumstances which may lead to an application for an order of the Irish Courts under section 139 of the Irish Companies Act 1990 (as amended). No event analogous to any of the foregoing above at Section 3.6.3 has occurred in respect of any of the Irish Subsidiaries outside Ireland.

Section 3.7 Financial Statements.

Section 3.7.1 The Company has delivered to Parent the following financial statements and notes (collectively, the “Company Financial Statements”):

Section 3.7.1.1 The audited balance sheets set forth in Section 3.7.1.1 of the Disclosure Schedule, the notes thereto and the unqualified report and opinion of the auditors identified therein; and

Section 3.7.1.2 The unaudited balance sheets of the Company and its Subsidiaries set forth in Section 3.7.1.2 of the Disclosure Schedule (the “Unaudited Interim Balance Sheets”), and the related unaudited income statements of the Company and its Subsidiaries for the months then ended.

Section 3.7.2 Each of the Company Financial Statements is accurate and complete and presents fairly the consolidated financial position of the Company or its Subsidiaries, as applicable, as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 3.7.1.1) cash flow of the Company or its Subsidiaries, as applicable, for the periods covered thereby. The Company Financial Statements have been prepared in accordance with the Accounting Principles for the respective entities applied on a consistent basis throughout the periods covered. The Company has also delivered to Parent copies of all letters from the auditors of the Company’s Subsidiaries to such entities’ board of directors or the audit committee thereof during the thirty-six (36) months preceding the execution of this Agreement, together with copies of all responses thereto. Neither the Company nor any of its Subsidiaries has entered into any “off balance sheet” transactions, except as fully disclosed in the footnotes to the respective Company Financial Statements.

Section 3.8 Liabilities; Insolvency; Accounts Receivable.

Section 3.8.1 Neither the Company nor any of its Subsidiaries has any Liabilities, except for: (A) Liabilities identified as such, and in the amounts set forth, in the “liabilities” section of the respective Unaudited Interim Balance Sheets of the Company and its Subsidiaries for the period ended December 31, 2007; and (B) Liabilities described in Section 3.8.1 of the Disclosure Schedule.

Section 3.8.2 No order has been made or petition presented or resolution passed for the winding up or dissolution of any Irish Subsidiary or for the appointment of a liquidator or examiner to any Irish Subsidiary. No receiver and/or manager has been appointed by any person over the whole or any part of the business or assets of any Irish Subsidiary. No Irish Subsidiary is insolvent or likely to become insolvent or unable to pay its debts within the meaning of section 214 of the Irish Companies Act 1963 (as amended). No Irish Subsidiary has stopped paying or suspended payment of its debts as they fall due nor has any Irish Subsidiary sought from its creditors any extensions of time for the payment of its debts. No distress, execution, sequestration or other process has been levied in respect of any of the assets of any Irish Subsidiary. No composition in satisfaction of the debts of any of the Irish Subsidiaries, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors or members or any class of its creditors or members, has been proposed, sanctioned or approved. No event has occurred causing, or which upon intervention or notice by any Irish Subsidiaries may cause, any floating charge created by any of the Irish Subsidiaries to crystallise or any charge created by it to become enforceable, nor has any such crystallisation occurred or is such enforcement in process. In relation to any property or assets held by each of the Irish Subsidiaries under any hire purchase, conditional sale, chattel leasing, retention of title agreement or otherwise belonging to a third party, no event has occurred which entitles, or which upon intervention or notice by the third party may entitle, the third party to repossess the property or assets concerning or terminate the agreement or any licence in respect of the same.

Section 3.8.3 No order has been made or petition presented or resolution passed for the winding up or dissolution of the Romanian Subsidiary, for any reason whatsoever, or for the appointment of a liquidator, special or judicial manager to the Romanian Subsidiary. The Romanian Subsidiary is not insolvent or likely to become insolvent or unable to pay its debts within the meaning of article 3 of the Law no. 85/2006 regarding the insolvency procedure, as subsequently amended. The Romanian Subsidiary has not stopped paying or suspended payment of its debts as they fall due nor has the Romanian Subsidiary sought from its creditors any extensions of time for the payment of its debts. No distress, execution, sequestration or other process has been levied in respect of any of the assets of the Romanian Subsidiary.

Section 3.8.4 Section 3.8.4 of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company and its Subsidiaries as of the date hereof. All existing accounts receivable of the Company and its Subsidiaries (including those accounts receivable reflected on the Unaudited Interim Balance Sheets that have not yet been collected and those accounts receivable that have arisen since the applicable date of such Unaudited Interim Balance Sheet and have not yet been collected) (A) represent and will represent valid obligations of customers of the Company or its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business and (B) are current and will be collected in full within 90 days of the date on which it first comes due and payable, without any counterclaim or set off (net of the respective reserves shown on the most recent Unaudited Interim Balance Sheets prior to the date hereof, which reserves are adequate and calculated consistent with the Accounting Principles). Subject to such reserves, each of such accounts receivable either has been or will be collected in full, without any counterclaim or setoff, within ninety days after the day on which it first becomes due and payable.

Section 3.9 Absence of Certain Changes or Events Since December 31, 2007, except as specifically contemplated by this Agreement, each of the Company and its Subsidiaries has conducted its business in the ordinary course consistent with past practice and, since such date, there has not been (A) any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (B) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or delay the performance of this Agreement or any Ancillary Agreement by the Company or any of its Subsidiaries, or (C) any action taken by the Company or any of its Subsidiaries during the period from December 31, 2007 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.10 Employee Benefit Plans.

Section 3.10.1 Section 3.10.1 of the Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate (as defined below) or any Irish Subsidiary), which are maintained, sponsored or contributed to by the Company or any Irish Subsidiary or ERISA Affiliate, or under which the Company or any Irish Subsidiary or ERISA Affiliate has any obligation to contribute to or any material Liability, including but not limited to all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a

“Company Benefit Plan”). For purposes of this Section 3.10, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. None of the Company or, to the knowledge of the Company, any other person has any express or implied commitment, whether legally enforceable or not, to modify or change any Company Benefit Plan in any material manner or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code. With respect to each Company Benefit Plan, the Company has delivered to Parent true, correct and complete copies of, as applicable (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent advisory, determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a letter, (F) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, (G) all filings made with any Governmental Entity, including any filings under the Voluntary Compliance Resolution or Audit Closing Agreement Program or the United States Department of Labor Delinquent Filer Voluntary Compliance Program.

Section 3.10.2 Each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws in all material respects, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent Unaudited Interim Balance Sheet prior to the date hereof of the respective entity. With respect to the Company Benefit Plans, to the knowledge of the Company, no event has occurred and there exists no condition or set of circumstances in connection with which the Company would be subject to any material Liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

Section 3.10.3 (A) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code or in the case of any Irish Subsidiary under the applicable Law has received a favorable advisory, determination or opinion letter from the IRS or the equivalent thereof under the applicable Law as to its qualified status, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code or the equivalent under the applicable Law is so exempt, and to the Company’s knowledge no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (B) to the Company’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that would result in material Liability to the Company or ERISA Affiliate, (C) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material Liability (other than (i) Liability for ordinary administrative expenses typically incurred in a termination event or (ii) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Subtitle B of Title I of ERISA, or in the case of any Irish Subsidiary is a defined benefit scheme within the meaning of the applicable Law, Liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA or the applicable Law) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such Liability or such Liability is reflected on the most recent Unaudited Interim Balance Sheet prior to the date hereof of the respective entity), (D) no Legal Proceeding has been brought, is pending, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts thereunder, including any audit or inquiry by the IRS, PBGC, United States Department of Treasury or United States Department of Labor (other than routine benefits claims), (E) no Company Benefit Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other plan subject to Title IV of ERISA and neither the Company nor any Irish Subsidiary and/or ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other plan subject to Title IV of ERISA, and (F) no Liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate, and no condition exists that would reasonably be expected to give rise to any such Liability thereunder.

Section 3.10.4 Except as required by Law, neither the Company nor any Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. With respect to any employee subject to United States Law, the Company and each ERISA Affiliate are in material compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder. Each Company Benefit Plan in which an Irish Subsidiary participates has been administered in compliance in all material respects with all applicable Laws.

Section 3.10.5 No payment or benefits provided pursuant to any Company Benefit Plan or other arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance thereunder), including the grant, vesting or exercise of any stock option or stock appreciation right provides for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) or otherwise. The Company is not a party to, or otherwise obligated under, any Company Benefit Plan or other arrangement that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code.

Section 3.10.6 All Company Options have been appropriately authorized by the Company Board or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. All Company Options that are, or could be, subject to Section 409A of the Code, have an exercise price at least equal to the fair market value of the Company Common Stock as determined under Section 409A of the Code, on the date the Company Option was granted. No Company Options have been retroactively granted, nor has the exercise price of any Company Option been determined retroactively.

Section 3.10.7 The consummation of the transactions described in this Agreement, alone or together with any other event, will not (A) accelerate the time of payment or vesting or trigger any payment or funding (through a trust or otherwise) of compensation or benefits under, or materially increase the amount payable or create any other material obligation pursuant to, any Company Benefit Plan or (B) result in payments under any Company Benefit Plan which would not be deductible under Section 280G of the Code or Section 162 of the Code.

Section 3.10.8 Other than negotiation of insurance premiums upon renewal of insurance policies, no event has occurred or circumstance exists that could result in a material increase in premium costs of any Company Benefit Plan that is insured or a material increase in benefit costs of such Company Benefit Plan that is self-insured.

Section 3.10.9 The Company has provided Parent with a list and copies of each Company Benefit Plan that is entered into, maintained, administered or contributed to by the Company or any affiliates, and covers any employee of the Company or former employee of the Company or any of its Subsidiaries who is or was employed by the Company or any of its Subsidiaries outside of the United States (each an “International Plan”). Each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan (or, if the same has no assumptions and valuations or is unfunded, according to commercially reasonable actuarial assumptions and valuations, as of the date hereof the total amount or value of the funds available under such International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its affiliates will get the full benefit of any such funds, accruals or reserves.

Section 3.11 Labor and Other Employment Matters.

Section 3.11.1 Each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, employment permits and immigration, occupational safety, plant closings, and wages and hours. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees, and neither the Company nor any of its Subsidiaries has experienced any such labor dispute, strike, slowdown or work stoppage within the past three years. Neither the Company, any of its Subsidiaries nor their respective representatives or employees has committed any unfair labor practices in connection with the operation of the business of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state or foreign agency pending or, to the knowledge of the Company, threatened. No Subsidiary has effected any redundancies within the past three (3) years. Neither the Company nor any of its Subsidiaries is delinquent in payments to any of their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. The Company and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. There are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability. There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is not pending or threatened before the United States Equal Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person. Each independent contractor of the Company and each of its Subsidiaries has been properly classified as an independent contractor for the purposes of Tax Laws, Laws applicable to employee benefits and other applicable Laws. Each of the employees of the Company and/or its Subsidiaries has been properly classified as either an exempt or a non-exempt employee for the purposes of all applicable Laws and all employees of the Company and its Subsidiaries have received the pay to which they are entitled to received under applicable Laws. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment contract, non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others. No employee of the Company or any of its Subsidiaries has given notice, nor is the Company otherwise aware, that such employee intends to terminate his or her employment with the Company or the respective Subsidiary.

Section 3.11.2 The Company has identified in Section 3.11.2 of the Disclosure Schedule and has made available to Parent true and complete copies of (A) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries; (B) all severance programs and policies of the Company and its Subsidiaries with or relating to its employees; and (C) all plans, programs, agreements and other arrangements of the Company or any of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain provisions related to a change in control, including a merger, of the Company. None of the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director, officer, employee or consultant of or to the Company or Subsidiary or affiliate from the Company or affiliate under any Company Benefit Plan or otherwise, (B) significantly increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any benefits. No individual has terminated employment or other service or been terminated, nor has any event occurred that could give rise to a termination event, in any event under circumstances that have given, or could give, rise to a severance obligation on the part of the Company or any of its Subsidiaries. Section 3.11.2 of the Disclosure Schedule sets forth the Company’s best estimates of the amounts payable as a result of the transactions contemplated by this Agreement, any Ancillary Agreement and/or any subsequent employment termination (including any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing), based on compensation data applicable as of the date of the Disclosure Schedule and the assumptions stated thereon.

Section 3.11.3 Each employee of the Company and its Subsidiaries has a right to work in the jurisdiction in which such employee is employed under applicable Law.

Section 3.12 Contracts; Debt Instruments.

Section 3.12.1 Neither the Company nor any of its Subsidiaries is a party to or bound by any contract:

Section 3.12.1.1 any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or any Ancillary Agreement, or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement or any Ancillary Agreement,

Section 3.12.1.2 that involves aggregate expenditures in excess of $25,000 or the performance of services having a value in excess of $25,000 in the aggregate,

Section 3.12.1.3 that contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any of the Company’s current or future Subsidiaries or affiliates, or which restricts the conduct of any line of business by the Company or any of the Company’s current or future Subsidiaries or affiliates or any geographic area in which the Company or any of the Company’s current or future Subsidiaries or affiliates may conduct business,

Section 3.12.1.4 that contains any provisions with respect to the ability of the Company or any of its Subsidiaries to acquire any product or other asset or any services from any other person, to sell any product or other asset to or perform any services for any other person or to transact business or deal in any other manner with any other person or develop or distribute any technology,

Section 3.12.1.5 that relates to the employment of, or the performance of services by, any employee, consultant or independent contractor,

Section 3.12.1.6 that relates to the Intellectual Property Rights or Technology,

Section 3.12.1.7 that creates or involves any agency relationship, distribution arrangement or franchise relationship,

Section 3.12.1.8 that relates to the acquisition, issuance or transfer of any securities,

Section 3.12.1.9 that relates to the creation of any Encumbrance with respect to any asset of the Company or any of its Subsidiaries,

Section 3.12.1.10 that affects the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $5,000 and with a term of less than six months),

Section 3.12.1.11 that involves or relates to the escrow of any source code for any software of the Company or any of its Subsidiaries,

Section 3.12.1.12 that involves or incorporates any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement,

Section 3.12.1.13 that creates or relates to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities,

Section 3.12.1.14 that relates to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party,

Section 3.12.1.15 that constitutes or relates to a Government Contract or Government Bid,

Section 3.12.1.16 that was entered into outside the ordinary course of business or was inconsistent with the Company’s past practices and that is not required to be listed above,

Section 3.12.1.17 whereby any Governmental Entity has agreed to pay or paid any investment, grant or subsidy and neither the Company nor any of its Subsidiaries is or shall be liable to make any payment to any such Governmental Entity as a result of the transactions contemplated by this Agreement or any of the Ancillary Agreements,

Section 3.12.1.18 that relates to any agreement in place with any educational institution, or

Section 3.12.1.19 that would prohibit or delay the consummation of the Merger or any of the transactions contemplated by this Agreement or any Ancillary Agreement.

Each contract of the type described in this Section 3.12, whether or not set forth in Section 3.12.1 of the Disclosure Schedule, is referred to herein as a “Company Material Contract.”

Section 3.12.2 Each Company Material Contract is valid and binding on the Company and its Subsidiaries and party thereto and is enforceable and, to the Company’s knowledge, each other party thereto, and in full force and effect, and the Company or its respective Subsidiaries, as applicable, has performed all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract. The Company has no knowledge of, and neither the Company nor any of its Subsidiaries has received any notice of and intention to terminate, disclaim or repudiate, or any notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or any other contract to which it is a party or by which it or any of its properties or assets is bound. Section 3.12.2 of the Disclosure Schedule provides the Company’s good faith estimate of the additional costs which will accrue to the Company or any of its Subsidiaries under the contracts described in Section 3.12.1.1 as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, and such estimate is, in the aggregate, accurate in all material respects.

Section 3.13 Litigation. As of the date hereof, there is no pending or threatened Legal Proceeding, and no person has threatened in writing, or to the Company’s knowledge otherwise, to commence any Legal Proceeding: (A) that involves the Company, any of its Subsidiaries or any of the Company Assets; or (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement. No event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. As of the date hereof, there is no order, writ, injunction, judgment or decree to which the Company, any of its Subsidiaries or any of the Company Assets is subject. To the knowledge of the Company, no officer or key employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries. No Legal Proceeding has ever been commenced by or has ever been pending against or threatened against the Company or any of its Subsidiaries.

Section 3.14 Environmental Matters.

Section 3.14.1 Each of the Company and its Subsidiaries (A) is in compliance in all material respects with all, and is not subject to any Liability, with respect to any applicable Environmental Laws, (B) holds or has applied for all Environmental Permits necessary to conduct their current operations and (C) is in compliance in all material respects with its Environmental Permits, if any.

Section 3.14.2 Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law, nor is the Company aware of any information which might form the basis of any such notice, demand, letter, claim or request.

Section 3.14.3 Neither the Company nor any of its Subsidiaries (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials with respect to any real property owned or leased by the Company or its Subsidiaries or their operations thereon and, to the knowledge of the Company, no Legal Proceeding is pending or threatened in writing with respect thereto, and (B) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any Liability under any Environmental Law or relating to any Hazardous Materials.

Section 3.14.4 None of the Real Property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

Section 3.14.5 True, complete and correct copies of the written reports, and all parts thereof, of all environmental audits or assessments, if any, in the possession of the Company or any of its Subsidiaries, which have been conducted at any owned, leased or operated property of the Company or any of its Subsidiaries, have been provided to Parent.

Section 3.15 Intellectual Property.

Section 3.15.1 General. Section 3.15.1(a) of the Disclosure Schedule sets forth with respect to the Intellectual Property Rights owned by the Company or any of its Subsidiaries: (A) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued and the present status thereof; (B) for each registered trademark, trade name or service mark, the application serial number or registration number for each applicable country, province and/or state and the class of goods covered, as well as a list of all common law trademarks, tradenames, service marks and service names used by the Company, including a list of applicable jurisdictions; (C) for each URL or domain name, the registration date, any renewal date and name of registry; (D) for each mask work, the date of first commercial exploitation and if registered, the registration number and date of registration for each applicable country, province and/or state and (E) for each registered copyrighted work, the number and date of registration for each by country, province and/or state in which a copyright application has been registered. In addition, Section 3.15.1(b) of the Disclosure Schedule includes a list of all Software incorporated in, provided with or otherwise necessary to use, develop, support and maintain, the Company’s or any of its Subsidiaries’ products, including all Software that the Company or any of its Subsidiaries provides or makes available to its customers. True and correct copies of all applications filed and registrations (including all pending applications and application related documents) related to the Intellectual Property Rights listed on Section 3.15.1(a) of the Disclosure Schedule have been provided or made available to Parent. Section 3.15.1(c) of the Disclosure Schedule also sets forth all third party components, whether hardware, firmware or Software, that are incorporated in or provided by the Company or any of its Subsidiaries with their respective products, or that are otherwise necessary for the manufacture of the Company’s or any of its Subsidiaries’ products. Finally, Section 3.15.1(d) of the Disclosure Schedule lists all in-licenses of the Intellectual Property Rights applicable to the Company’s or any of its Subsidiaries’ products, other than standard, generally commercially available “off-the-shelf” or “shrink-wrapped” Software that is not redistributed with or used in the development or provision of the Company’s or any of its Subsidiaries’ products and that involve payments or expenditures by the Company of $5,000 or less over the life of the applicable contract.

Section 3.15.2 Sufficiency. The Intellectual Property Rights and Technology owned or licensed by the Company or any of its Subsidiaries constitute all Intellectual Property Rights and Technology necessary for the conduct of the Company’s or any of its Subsidiaries’ business as presently conducted, including the design, manufacture, license and sale of all products currently under development or in production.

Section 3.15.3 Royalties and Licenses. Except pursuant to the licenses listed in Section 3.15.3 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to compensate or account to any Person for the use of any of the Company’s Intellectual Property Rights or Technology.

Section 3.15.4 Ownership. Each of the Company and its Subsidiaries (A) owns all right, title and interest in and to the Intellectual Property Rights and Technology purported to be owned by the Company or such Subsidiary, including the Intellectual Property Rights and Technology listed in Section 3.15.4 of the Disclosure Schedule, free and clear of any liens, claims or encumbrances and (B) has a valid and enforceable right or license to use all other Intellectual Property Rights and Technology used in or related to the conduct of the Company’s or any of its Subsidiaries’ business, and all such licensed Intellectual Property Rights and rights to use Technology will not cease to be valid and enforceable rights of the Company or its Subsidiaries by reason of the execution, delivery and performance of this Agreement or by any ancillary agreements executed in connection with this Agreement or the consummation of the transactions contemplated hereby or thereby. Without limiting the foregoing, the Intellectual Property Rights and Technology owned by the Company or any of its Subsidiaries have been: (1) developed by employees of the Company or its Subsidiaries within the scope of their employment; (2) developed by independent contractors who have assigned their rights to the Company or its Subsidiaries pursuant to enforceable written agreements that contain assignment provisions or (3) otherwise acquired by the Company or its Subsidiaries from a third party who has assigned all the Intellectual Property Rights and ownership of all Technology it has developed on the Company’s or its Subsidiaries’ behalf to the Company or any of its Subsidiaries, as applicable. Section 3.1.5.4 of the Disclosure Schedule identifies all Persons, including employees, agents, consultants and contractors who have contributed to the development of the Company’s products (including any Intellectual Property Rights embodied therein) or any other Technology.

Section 3.15.5 Absence of Claims; Non-infringement. No claim or Legal Proceeding has been instituted or is pending against the Company or any of its Subsidiaries, or, to the knowledge of the Company, is threatened, that challenges the right of the Company or any of its Subsidiaries with respect to the use or ownership of the Intellectual Property Rights or Technology of the Company or any of its Subsidiaries. Without limiting the foregoing, no interference, opposition, reissue, reexamination, Legal Proceeding or other proceeding is or has been pending or, to the best of the Company’s knowledge, threatened, in which the scope, validity or enforceability of any of the

Company’s or any of its Subsidiaries’ Intellectual Property Rights is being, has been or would reasonably be expected to be contested or challenged, other than Patent and Trademark Office in the ordinary course of prosecution. Neither the past nor present use by the Company or any of its Subsidiaries of the Intellectual Property Rights or Technology owned by the Company or any of its Subsidiaries infringes upon, misappropriates, breaches or otherwise conflicts with the rights of any other Person anywhere in the world. Neither the Company nor any of its Subsidiaries has received any notice alleging, and otherwise has no knowledge of (A) the invalidity of, or any limitation on the Company’s or any of its Subsidiaries’ right to use, any of the Intellectual Property Rights or Technology owned by the Company or any of its Subsidiaries or of (B) the alleged infringement, misappropriation or breach of any Intellectual Property Rights of others by the Company or any of its Subsidiaries. The Intellectual Property Rights and Technology owned by the Company or any of its Subsidiaries are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator, court or other governmental authority affecting the rights of the Company or any of its Subsidiaries with respect thereto. To the knowledge of the Company, no Person has interfered with, infringed upon or misappropriated any of the Company’s or any of its Subsidiaries’ Intellectual Property Rights, or is currently doing so.

Section 3.15.6 Licenses to Third Parties. Section 3.15.6 of the Disclosure Schedule lists all of the contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Intellectual Property Rights or Technology of the Company or any of its Subsidiaries from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is bound by, and no Intellectual Property Rights owned by the Company or any of its Subsidiaries is subject to, any written, or to the Company’s knowledge oral, contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert or enforce any of its Intellectual Property Rights anywhere in the world. Without limiting the foregoing, neither the Company or any of its Subsidiaries has granted any exclusive licenses to the Intellectual Property Rights or Technology owned by the Company nor any of its Subsidiaries.

Section 3.15.7 Protection of Intellectual Property Rights. All of the registrations and pending applications to governmental or regulatory bodies with respect to the Intellectual Property Rights owned by the Company or any of its Subsidiaries have been timely and duly filed, prosecution for such applications has been attended to, all maintenance and related fees have been paid and the Company or its Subsidiaries has taken all other actions required to maintain their validity and effectiveness in a manner consistent with reasonable business judgment. Section 3.15.7 of the Disclosure Schedule identifies and describes each filing, payment, and action that must be made or taken by the Company, its Subsidiaries or their agents on or before the date that is 90 days after the Closing in order to maintain the application, prosecution, or registration of each Intellectual Property Right. Each of the Company and its Subsidiaries has taken steps reasonably necessary (including, entering into written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers) to safeguard and maintain the secrecy and confidentiality of Trade Secrets that are material to the Company or any of its Subsidiaries. Without limiting the foregoing, (A) there has been no misappropriation of any Trade Secrets or other confidential Intellectual Property Rights or Technology used in connection with the business of the Company or any of its Subsidiaries by any Person; (B) no employee, independent contractor or agent of the Company or any of its Subsidiaries has misappropriated any Trade Secrets of any other Person in the course of performance as an employee, independent contractor or agent of the Company or any of its Subsidiaries and (C) to the knowledge of the Company, no employee, independent contractor or agent of the Company or any of its Subsidiaries is in material default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Intellectual Property Rights and Technology of the Company or any of its Subsidiaries. No funding, facilities or personnel of any educational institution or governmental authority were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property Rights and Technology owned or purported to be owned by the Company or any of its Subsidiaries, including any portion of a Company product. The Company and each of its Subsidiaries are not and have never been a member or promoter of, or a contributor to, any industry standards body or similar organization that, as a condition to membership, promotion or contribution, would compel the Company or any of its Subsidiaries to grant or offer to any third party any license or right to such Company Intellectual Property Rights and Technology.

Section 3.15.8 Performance of Products. There are no technical problems, including bugs, viruses, worms, Trojan horses or programming errors, with any of the Company’s or its Subsidiaries’ products, including the Software incorporated therein, that adversely affect the performance of such Company products or cause such products to fail to substantially conform to their written specifications.

Section 3.15.9 Software; Escrow. None of the Software incorporated in the Company’s products is, in whole or in part, subject to the provisions of any “copyleft,” open source or quasi-open source license agreement, that as a condition of distribution of the software licensed thereunder or any derivative thereof, lawfully obligates the Company or any of its Subsidiaries to make source code available to third parties or to publish source code. Neither the Company nor any of its Subsidiaries has entered into any agreement requiring the Company or any of its Subsidiaries to place the Software source code or other Technology in escrow so that a licensee might obtain access to it upon the occurrence of any release condition. No event has occurred, and to the knowledge of the Company no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to result in the delivery, license, or disclosure of any source code for any Technology to any other Person.

Section 3.15.10 Export Control. The Company and each of its Subsidiaries have conducted their export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. The Company and each of its Subsidiaries has obtained all approvals necessary for importing the products and Software into any country in which the Company’s or any of its Subsidiaries’ products and Software are now licensed for use, and all such export and import approvals in the United States and throughout the world are valid, current, outstanding and in full force and effect. Without limiting the foregoing: (a) the Company and each of its Subsidiaries has obtained all export licenses and other approvals required for its exports of the Company’s or any of its Subsidiaries’ products and Software; (b) the Company and each of its Subsidiaries is in material compliance with the terms of all applicable export licenses or other approvals; (c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals; (d) there are no material actions, conditions or circumstances pertaining to the Company’s or any of its

Subsidiaries’ export transactions that would reasonably be expected to give rise to any material future claims; and (e) no consents or approvals for the transfer of export licenses to Parent are required, except for such consents and approvals that can be obtained expeditiously without material cost.

Section 3.15.11 Effect of the Agreement. Neither the execution, delivery, or performance of this Agreement or any Ancillary Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement will, by virtue of the Merger, trigger any provision of any contract to which the Company or any of its Subsidiaries is a party that will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (A) a loss of rights in, or Encumbrance on, any Technology or Intellectual Property Rights or, to the knowledge of the Company, third party intellectual property or third party Intellectual Property Rights; (B) a breach of, or termination or other right arising under, any contract required to be listed on Section 3.12 of the Disclosure Schedule; (C) the release, disclosure, or delivery of any Technology by or to any escrow agent or other Person; or (D) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Technology.

Section 3.16 Taxes.

Section 3.16.1 Each of the Company and its Subsidiaries has accurately prepared and timely filed with the appropriate Governmental Entity all Tax Returns required to be filed under applicable Tax Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Tax Laws. All Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

Section 3.16.2 Unpaid Taxes. The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the date of the most recent Unaudited Interim Balance Sheets prior to the date hereof, respectively, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the respective Unaudited Interim

Balance Sheet (rather than in any notes thereto) and (ii) will not, as of the Closing Date, exceed such accruals to the extent they are reflected on the Closing Balance Sheet. Since the date of the most recent Unaudited Interim Balance Sheet for each of the Company and its Subsidiaries prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

Section 3.16.3 Withholding. The Company or each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

Section 3.16.4 Encumbrances. There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

Section 3.16.5 Audits, Investigations or Claims. No deficiencies for Taxes against any of the Company and its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity. Neither the Company nor any of its Subsidiaries has received from any Governmental Entity any (A) written or, to the knowledge of the Company, oral notice indicating an intent to open an audit, assessment or other review relating to Taxes, (B) request for information related to Tax matters, or (C) notice of deficiency or written, or to the knowledge of the Company oral, proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Entity against the Company or any of its Subsidiaries. No Legal Proceedings are pending or being conducted with respect to any Tax matter and no power of attorney (other than powers of attorney authorizing employees of the Company or any of its Subsidiaries to act on behalf of the Company or any of its Subsidiaries) with respect to any Taxes of the Company or any of its Subsidiaries has been filed or executed with any Governmental Entity. There are no matters under discussion with any Governmental Entity, or known to the Company with respect to Taxes, that are likely to result in an additional Liability for Taxes with respect to the Company or any of its Subsidiaries. The Company has delivered or made available to Parent complete and accurate copies of all income and all other material Tax Returns of the Company (and its predecessors) for the years ended December 31, 2004, 2005 and 2006, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its

Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency nor has any request been made in writing for any such extension or waiver.

Section 3.16.6 Tax Avoidance. Neither the Company nor any of its Subsidiaries has entered into any reportable transaction for purposes of Treasury Regulations Sections 1.6011-4(b) or 301.6111-2(b). Neither the Company nor any of its Subsidiaries has entered into any transaction (A) that would result in a substantial understatement of federal income tax within the meaning of Section 6662 of the Code if the treatment claimed by the Company or any of its Subsidiaries were disallowed, (B) that would give rise to penalties under Section 6662A of the Code, and (C) for which there is no substantial authority for the Company’s or any of its Subsidiaries’ tax treatment of such transaction or for which the Company or any of its Subsidiaries has not disclosed on its applicable Tax Return the relevant facts affecting the Tax treatment of such transaction. Neither the Company nor any of its Subsidiaries has entered into, been a party to or otherwise been involved in any scheme or arrangements that could constitute a tax avoidance transaction within the meaning of Section 811 of the Irish Taxes Consolidation Act, 1997. Neither the Company nor any of its Subsidiaries has entered into, been a party to or otherwise been involved in any schemes or arrangements designed partly or wholly for the purpose of avoiding Taxes.

Section 3.16.7 Patent Income Exemptions. Neither the Company nor any of its Subsidiaries has any outstanding liability to pay, withhold or account for Tax arising as a result of that Company or Subsidiary not having satisfied one or more of the conditions required to benefit from the exemptions set out in Sections 141 and/or 234 Taxes Consolidation Act 1997 of Ireland (as amended).

Section 3.16.8 Tax Elections. All material elections with respect to Taxes affecting the Company or any of its Subsidiaries as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Parent, are set forth in Section 3.16.6 of the Disclosure Schedule. Neither the Company nor any of its Subsidiaries (A) has agreed, nor is the Company or any of its Subsidiaries required, to make any adjustment pursuant to Section 481(a) of the Code by virtue of a change in accounting method or otherwise; (B) has made an election, nor is the Company or any of its Subsidiaries required, to treat any of their respective assets as owned by another person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (C) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax-exempt under Section 103(a) of the Code; (D) has made nor will make a consent dividend election under Section 565 of the Code; (E) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; and (F) has made any of the foregoing elections nor is required to apply any of the foregoing rules under any comparable state or local Tax provision or Tax Regulation.

Section 3.16.9 USRPHC. Neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 3.16.10 Tax Sharing Agreements. Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement or arrangement (including indemnity agreements other than employee tax equalization agreements) and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound by any such agreement or arrangement or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

Section 3.16.11 Other Entity Liability. Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

Section 3.16.12 Spin-Offs. Neither the Company nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

Section 3.16.13 Partnerships, Single Member LLCs, CFCs, PHCs and PFICs. Neither the Company nor any of its Subsidiaries (A) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (B) owns a single member limited liability company which is treated as a disregarded entity, (C) is a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), other than the Romanian Subsidiary and the Irish Subsidiaries, (D) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), and (E) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or a shareholder of a passive foreign investment company.

Section 3.16.14 Permanent Establishment. The Company does not have and has not had a permanent establishment in any non-US country, as the term “permanent establishment” is defined in any applicable Tax treaty or convention between the United States of America and such foreign country. No Subsidiary of the Company has had a permanent establishment in any country outside the country of its formation.

Section 3.16.15 Disallowance of Interest Deductions. None of the outstanding indebtedness of the Company or any of its Subsidiaries constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i), 163(l) or 279 of the Code or under any other provision of applicable Law.

Section 3.16.16 Income in Post-Closing Periods. The Company and its Subsidiaries, separately or individually, will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax Period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.

Section 3.16.17 Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 3.17 Insurance. The Company has delivered to Parent certificates of insurance and summaries of all insurance policies and all self insurance programs and arrangements relating to the business, assets and operations of the Company or any of its Subsidiaries. Each of such insurance policies is in full force and effect. Neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible (A) cancellation or invalidation of any insurance policy, (B) refusal of any coverage or rejection of any claim under any insurance policy or (C) adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any of its Subsidiaries.

Section 3.18 Title to Assets.

Section 3.18.1 Each of the Company and its Subsidiaries owns, and has good, valid and marketable title to, all assets purported to be owned by it (the “Company Assets”). All of the Company Assets are owned by the Company or its Subsidiaries free and clear of any Encumbrances, except for any lien for current taxes not yet due and payable. The Company Assets (A) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the businesses of the Company and its Subsidiaries in the manner currently operated and in the manner presently planned to be operated and (B) include all of the operating assets of the Company and its Subsidiaries. Section 3.18 Disclosure Schedule identifies all assets that are material to the businesses of the Company and its Subsidiaries and that are being leased or licensed by the Company or its Subsidiaries, other than Intellectual Property Rights and Technology owned and licensed by the Company or its Subsidiaries.

Section 3.18.2 All of the Company’s and its Subsidiaries’ existing inventory included within the Company Assets (including all such inventory that is reflected on the Unaudited Interim Balance Sheets and that has not been disposed of by the Company or any of its Subsidiaries the date thereof): (A) is of such quality and quantity as to be usable and saleable by the Company or its Subsidiaries in the ordinary course of business; and (B) is free of any defect or deficiency that would impair its intended use in any material respect.

Section 3.19 Real Property; Equipment.

Section 3.19.1 Neither the Company nor any of its Subsidiaries owns any Real Property. Section 3.19 of the Disclosure Schedule identifies each parcel of real property leased or occupied by the Company or any of its Subsidiaries (the “Company Real Estate”) and the Company and its Subsidiaries as the case may be is in sole and undisputed occupation hereof. Each of the Company and each of its Subsidiaries has adequate rights of ingress and egress into any Company Real Estate and there are no facts known to the Company or any of its Subsidiaries that could materially and adversely affect the possession, use or occupancy of the Company Real Estate for the purposes that such Company Real Estate is currently being conducted. To the knowledge of the Company, all utilities serving the Company Real Estate are installed and operating and are sufficient to enable the Company Real Estate to continue to be used and operated consistent with past practices. All Company Real Estate is owned or leased, as the case may be, free and clear of all Encumbrances, except for those identified in Section 3.19 of the Disclosure Schedule, and, to the knowledge of the Company, no such property is subject to any order to be sold or condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor to the knowledge of the Company is any such proceeding threatened. To the knowledge of the Company no person has claimed any security interest, lien, option, right of pre-emption or other similar interest (including any arising by statue) in or over any of the Company Real Estate or any relevant deeds or documents. The Company has heretofore provided to Parent true, correct and complete copies of all titles of ownership, leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any Company Real Estate or Facility, including all modifications, amendments and supplements thereto. The originals of all documents necessary to prove such entitlement are in the possession or under the control of the Company or its Subsidiaries and all taxes payable in respect of such deeds and documents have been paid in full. In each case, the landlord’s title to the Company Real Estate was investigated prior to the Company or the relevant Subsidiaries entering into such deeds or agreements and was found to be good and marketable. All licenses, consents and approvals required from the landlord and any superior landlord under any lease, sublease or other agreement under which the Company Real Estate is held or occupied have been obtained and all covenants on the part of the landlord and the tenant contained in such licenses, consents and approvals have been fully performed and observed.

Section 3.19.2 (A) Neither the Company nor any of its Subsidiaries has received any notice of a violation of any applicable zoning, planning, building and safety, subdivision, environmental impact or other regulation, ordinance or other Law or requirement relating to any of the Facilities or the construction, use or occupancy thereof, whether owned or leased (collectively, “Land Use Laws”) or any notice of any revocation or unwillingness to renew any of the Company Permits with respect to the Facilities required by Governmental Authorities, and there are no proposed changes in the Land Use Laws that could materially affect the operation of the businesses conducted by the Company or any of its Subsidiaries; (B) to the Company’s knowledge, there are no violations of Land Use Laws that could materially affect the operation of the businesses conducted by the Company and its Subsidiaries; (C) all public utilities, including telephone, gas, electric power, sanitary and storm sewer and water, are connected to the Facilities, and to the Company’s knowledge, such utilities are adequate for the operation of the businesses conducted by the Company and its Subsidiaries; (D) to the Company’s knowledge, the means of ingress and egress, parking and parking facilities, access to public streets and drainage facilities are adequate for the operation of the businesses conducted by the Company and its Subsidiaries; (E) to the Company’s knowledge, the Facilities and all present uses thereof comply with all applicable covenants, conditions and restrictions; (F) to the Company’s knowledge, all approvals, licenses, permits and certificates required for the lawful ownership, maintenance, use and occupancy of the Facilities by the Company or its Subsidiaries as presently existing has been obtained; and (G) to the Company’s knowledge, there is no pending or threatened condemnation or similar proceeding affecting the Facilities or any portion thereof or pending public improvements in, about or outside the Facilities that might affect access to the Facilities nor, to the Company’s knowledge, any claim, legal action or other proceeding of any kind including any action of a civil or criminal nature or any action or proceeding before any arbitration board or tribunal, pending or threatened against the Company or any of its Subsidiaries or affecting the Facilities which might materially affect the operation of the businesses conducted by the Company or its Subsidiaries.

Section 3.19.3 All items of equipment and other tangible assets owned by or leased to the Company and/or its Subsidiaries are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company’s and its Subsidiaries’ respective businesses in the manner in which such business is currently being conducted and is presently planned to be conducted.

Section 3.20 Products; Services. Each product of the Company and/or its Subsidiaries conformed and complied in all material respects with the terms and requirements of any applicable warranty and with all applicable Laws. All services that have been performed by the Company and/or its Subsidiaries were performed properly and in substantial conformity with the terms and requirements of all applicable contracts and with all applicable Laws. Since January 1, 2005, no customer or other person has asserted or threatened to assert any claim against the Company or any of its Subsidiaries (A) under or based upon any warranty provided by or on behalf of the Company or any of its Subsidiaries, (B) under or based upon any other warranty relating to any product of the Company or any of its Subsidiaries or (C) based upon any services performed by the Company or any of its Subsidiaries.

Section 3.21 Customers; Sales Orders; Suppliers.

Section 3.21.1 Section 3.21.1 of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, the 10 largest customers of each of the Company and each of its Subsidiaries for each of the calendar years 2006 and 2007. Neither the Company nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise), and neither the Company nor any of its Subsidiaries has received any other information, indicating that any of the customers required to be listed in Section 3.21.1 of the Disclosure Schedule will cease or be entitled or likely to cease dealing with the Company or any of its Subsidiaries or may otherwise reduce the volume of business transacted by such person with the Company or any of its Subsidiaries below historical levels.

Section 3.21.2 Section 3.21.2 of the Disclosure Schedule provides an accurate and complete description and breakdown of the sales order backlog of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise), and neither the Company nor any of its Subsidiaries has received any other information, indicating that any of the customers identified in Section 3.21.2 of the Disclosure Schedule may modify or cancel any of the sales orders described in Section 3.21.2 of the Disclosure Schedule or otherwise modify the terms of its contract or arrangement with the Company or any of its Subsidiaries.

Section 3.21.3 Section 3.21.3 of the Disclosure Schedule accurately identifies, and provides an accurate description of the applicable terms and conditions relating to, the 20 largest suppliers of the Company and its Subsidiaries for the calendar years 2006 and 2007. Neither the Company nor any of its Subsidiaries has received any notice or other communication (in writing or otherwise), and neither the Company nor any of its Subsidiaries has received any other information, indicating that any of the suppliers required to be listed in Section 3.21.3 of the Disclosure Schedule will cease or be entitled or likely to cease acting as a supplier to the Company or any of its Subsidiaries or otherwise modify its dealings with the Company or any of its Subsidiaries.

Section 3.22 Bank Accounts. Section 3.22 of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company or any of its Subsidiaries at any bank or other financial institution.

Section 3.23 Related Party Transactions. (A) No Related Party has, and no Related Party has had, any direct or indirect interest in any asset used in or otherwise relating to the business of the Company or any of its Subsidiaries; (B) no Related Party is, or has been, indebted to the Company or any of its Subsidiaries; (C) no Related Party has entered into, or has had any direct or indirect financial interest in, any contract, transaction or business dealing involving the Company or any of its Subsidiaries; (D) to the Company’s knowledge, no Related Party is competing, or has competed, directly or indirectly, with the Company or any of its Subsidiaries; and (E) no Related Party has any claim or right against the Company or any of its Subsidiaries (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company or any of its Subsidiaries). Each of the following shall be deemed to be a “Related Party”: (1) each individual who is, or who has been, an officer of the Company or any of its Subsidiaries; (2) each member of the immediate family of each of the individuals referred to in clause “(1)” above and for the purposes of the Irish Subsidiaries shall include any person connected with a director of any Irish Subsidiary within the meaning of Section 26 of the Irish Companies Act 1990 and for the purposes of the Romanian Subsidiary shall include, for avoidance of any doubt, any person connected with a director of the Romanian Subsidiary within the meanings of Article 1443 and 1444 of the Law no. 31/1990 on commercial companies, as republished and subsequently amended; and (3) any trust or other entity (other than the Company) in which any one of the individuals referred to in clauses “(1)”and “(2)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary or equity interest.

Section 3.24 Vote Required. The affirmative vote of the holders of at least a majority of the aggregate outstanding shares of Company Common Stock (the “Required Stockholder Vote”) is the

only vote of the holders of any class or series of Company Common Stock or other Equity Interests of the Company or any Company Subsidiary necessary to adopt this Agreement and consummate the transactions contemplated hereby.

Section 3.25 Brokers. No broker, finder or investment banker (other than Woodside Capital Partners International LLC (the “Company Financial Advisor”)) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company or any of its Subsidiaries and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement or any Ancillary Agreement. All proceeds payable to the Company Financial Advisor upon determination of the actual amount of the Milestone Payment shall be paid first from the Company Financial Advisor Escrow Fund and thereafter by the Indemnitors.

Section 3.26 Quasi-California Corporate Status. Neither the Company nor any of its Subsidiaries is subject to Section 2115 of the California Corporations Code, as amended.

Section 3.27 Full Disclosure. This Agreement (including the Disclosure Schedule) does not, and the Company Closing Certificate will not (A) contain any representation, warranty or information that is false or misleading with respect to any material fact or (B) omit to state any material fact or necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

Article 4.

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and each Ancillary Agreement to be consummated by it. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action (including approval by Parent as the sole stockholder of the Merger Sub), and no other corporate proceedings on the part of Parent and Merger Sub and no other votes of stockholders of Parent or Merger Sub are necessary to authorize this Agreement or any such Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement and each Ancillary Agreement to which Parent or the Merger Sub is a party have been duly authorized and validly executed and delivered by Parent and Merger Sub, as applicable, and constitute a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the rights of creditors and subject to general equity principles.

Section 4.3 No Conflict; Required Filings and Consents.

Section 4.3.1 The execution and delivery of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party do not, and the performance thereof by Parent and Merger Sub will not, (A) conflict with or violate any provision of the Certificate of Incorporation or By-laws of Parent or Merger Sub, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.3.2 have been obtained and all filings and notifications described in Section 4.3.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or by which any property or asset of Parent, Merger Sub or any Parent Subsidiary is bound or affected or (C) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent, Merger Sub or any Parent Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, other instrument or obligation.

Section 4.3.2 The execution and delivery of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party do not, and the performance hereof and thereof by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other person, except under the Exchange Act, Securities Act, any applicable Blue Sky Laws, the rules and regulations of the Exchange, foreign or supranational antitrust and competition laws and the filing and recordation of the Certificate of Merger as required by the DGCL.

Section 4.4 Litigation. As of the date hereof, there is no pending Legal Proceeding, and no person has threatened to commence any Legal Proceeding: (A) that involves Parent or Merger Sub; and (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement.

Section 4.5 Ownership of Merger Sub; No Prior Activities.

Section 4.5.1 Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

Section 4.5.2 Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and each Ancillary Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.

Section 4.7 Adequate Resources. Parent has, and will have at the appropriate payment date, sufficient funds, or other adequate resources or financing available to pay the Aggregate Merger Consideration.

Article 5.

Covenants

Section 5.1 Conduct of Business by the Company Pending the Closing . The Company agrees that, between the date of this Agreement and the Effective Time (the “Pre-Closing Period”), except as set forth in Section 5.1 of the Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing: the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its operations only in the ordinary and usual course of business consistent with past practice, (B) use commercially reasonable efforts to maintain the Company Assets and properties in their current condition, and (C) use commercially reasonable efforts to keep available the services of its current officers, key employees and consultants and to preserve its current relationships with such of the customers, suppliers and other persons with which it has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Disclosure Schedule or as specifically permitted by any other provision of this Agreement, the Company shall not, and shall cause each of its Subsidiaries to not, during the Pre-Closing Period, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent, which shall not be unreasonably withheld:

Section 5.1.1 amend or otherwise change the Company Certificate, the Company By-laws or equivalent organizational documents or similar documents of the Company’s Subsidiaries;

Section 5.1.2 (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or Encumbrance of any shares of Company Common Stock or other Equity Interests in the Company or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such Company Common Stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such Company Common Stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), of the Company or any of its Subsidiaries, other than the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or Encumbrance of, any material property or assets (including Intellectual

Property Rights) of the Company or any of its Subsidiaries, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

Section 5.1.3 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to the Company Common Stock or any securities of any Subsidiary of the Company or enter into any agreement with respect to the voting of the Company Common Stock; provided, that the Company may make a one-time dividend to its stockholders in an amount no greater than $1,000,000 prior to the Effective Time if, immediately after such dividend, the Company would have a cash balance of at least $5,000,000;

Section 5.1.4 reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company Common Stock, other Equity Interests or other securities of the Company or any of its Subsidiaries;

Section 5.1.5 (A) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that is individually not in excess of $2,500, or in the aggregate, not in excess of $10,000, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, (C) enter into, terminate, cancel or request any change in, or agree to any change in, any Company Material Contract, (D) make or authorize any capital expenditure in excess of the Company’s budget as disclosed to Parent prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $2,500, or (E) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1.5;

Section 5.1.6 (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of the Company or any of its Subsidiaries; (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or any of its Subsidiaries, except to the extent required by applicable Law or the terms of a collective bargaining agreement in existence on the date of this Agreement; or (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, except as required by applicable Law; (D) engage or employ any contractor, consultant or employee (as the case may be) having a salary or fee exceeding EUR€40,000 per annum; or (E) dismiss, terminate or give notice of termination to any employee having a salary exceeding EUR€40,000 per annum.

Section 5.1.7 (A) pay, discharge or satisfy any claims or Liabilities, except the payment, discharge or satisfaction of Liabilities reflected or reserved against in the most recent Unaudited Interim Balance Sheets for each of the Company and its Subsidiaries prior to the date hereof, as applicable, in the ordinary course of business or as provided in Section 5.9, (B) delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) vary the Company’s or any of its Subsidiaries’ inventory practices in any material respect from the Company’s or any of its Subsidiaries’ past practices;

Section 5.1.8 make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by a Governmental Entity;

Section 5.1.9 waive, release, assign, settle or compromise any claims, or any litigation or arbitration other than routine customer complaints in the ordinary course of business;

Section 5.1.10 make or change any election in respect of Taxes, amend any Tax Return, adopt or change any accounting method in respect of Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

Section 5.1.11 modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party;

Section 5.1.12 write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $5,000, except for depreciation and amortization in accordance with the Accounting Principles for the respective entity consistently applied;

Section 5.1.13 take any action to exempt or make not subject to any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent, Merger Sub and any Parent Subsidiary) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

Section 5.1.14 consent or agree to, or acquiesce in, any modification of any Land Use Laws or any approvals, licenses, permits or certificates required to operate the businesses conducted by the Company and its Subsidiaries;

Section 5.1.15 take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; or

Section 5.1.16 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Cooperation. The Company and Parent shall coordinate and cooperate in connection with (A) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts, in connection with the consummation of the Merger and (B) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such actions, consents, approvals or waivers.

Section 5.3 Written Consent in Lieu of Stockholders’ Meeting. In lieu of holding a special meeting of the Company’s stockholders for the purpose of permitting them to consider and to vote upon and adopt this Agreement, the Company shall solicit written consents of the stockholders of the Company for such purpose in accordance with the Company Certificate, the Company By-Laws and the applicable requirements of the DGCL and all applicable Laws. As promptly as practicable after the date hereof, the Company shall solicit from each such stockholder a written consent in favor of the adoption of this Agreement and the approval of the transactions contemplated by this Agreement.

Section 5.4 Access to Information; Confidentiality.

Section 5.4.1 Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company is a party (which the Company shall use commercially reasonable efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries, and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (A) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”) access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.4 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

Section 5.4.2 With respect to the information disclosed pursuant to Section 5.4.1, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Non-Disclosure Agreement dated September 5, 2007, between the Company and Parent, as amended (the “Confidentiality Agreement”).

Section 5.5 No Solicitation of Transactions.

Section 5.5.1 The Company shall not, directly or indirectly, take (and the Company shall not authorize or permit the Company Representatives or, to the extent within the Company’s control, other person to take) any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal.

Section 5.5.2 The Company shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Parent of any inquiry received by the Company or any of its Subsidiaries relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Parent a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing and shall keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing.

Section 5.6 Appropriate Action; Consents; Filings.

Section 5.6.1 The Company and Parent shall use their reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including the Merger, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Merger required under (y) the Exchange Act, and any other applicable federal or state securities Laws, and (z) any other applicable Law; provided, that Parent and the Company shall cooperate, to the extent permitted by Law, with each other in connection with the making of all such filings, including providing copies of all such documents to the other party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and, provided, however, that nothing in this Section 5.6.1 shall require Parent to agree to (AA) the imposition of conditions, (BB) the requirement of divestiture of assets or property or (CC) the requirement of expenditure of money in excess of $10,000 by Parent or the Company to a third party in exchange for any such consent. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement and each Ancillary Agreement. Each party agrees to provide all other parties with notice of and opportunity to participate in any meetings with or presentations to any Governmental Entities about the transactions contemplated by this Agreement.

Section 5.6.2 The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, all reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and each Ancillary Agreement, (B) required to be disclosed in the Disclosure Schedule, (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time, or (D) otherwise referenced in Section 6.1.3 or Section 6.2.3. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.6.2, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which would reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.6.3 During the Pre-Closing Period, the Company shall promptly notify Parent in writing of any pending or, to the knowledge of the Company, threatened Legal Proceeding by any Governmental Entity or any other person (A) challenging or seeking material damages in connection with the Merger or the conversion of Company capital stock into the Aggregate Merger Consideration pursuant to the Merger or (B) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or any Parent Subsidiary to own or operate all or any portion of the businesses or assets of the Company or any of its Subsidiaries.

Section 5.7 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied or (B) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.8 Public Announcements. During the Pre-Closing Period, (A) the Company shall not (and the Company shall not permit any of its Subsidiaries or other Representatives to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without Parent’s prior written consent and (B) Parent will use reasonable efforts to consult with the Company prior to issuing any press release or making any public statement regarding the Merger. The Company shall cause each stockholder of the Company to keep confidential, and not use or disclose to any other Person, any non-public document or other non-public information in such stockholder’s possession that relates to the business of the Company, any of its Subsidiaries or Parent.

Section 5.9 Payment of Certain Liabilities. During the Pre-Closing Period, the Company shall use its best efforts to (A) extinguish all outstanding indebtedness of the Company and its Subsidiaries prior to the Closing, (B) cause all associated liens to be removed prior to the Closing, (C) pay, or cause to be paid, all of the Company Transaction Expenses and (D) pay all accounts payable of each of the Company and its Subsidiaries, in each case in accordance with applicable Law.

Section 5.10 Restricted Stock Issuance and Option Grants. Prior to the Closing Date, Parent shall use commercially reasonable efforts to cause the board of directors of Parent to approve, subject to the closing of the Merger, the grant of restricted stock and/or options of Parent to employees of the Company and its Subsidiaries in the respective amounts set forth on Exhibit N.

Section 5.11 Employee Benefit Matters.

Section 5.11.1 As promptly as reasonably practicable after the Effective Time, Parent shall permit the enrollment of those persons who were employees of the Company or its Subsidiaries immediately prior to the Effective Time and who remain employees of the Surviving Corporation or become employees of Parent following the Effective Time (“Continuing Employees”) in Parent’s employee benefit plans for which such employees are then eligible (the “Parent Plans”), including its medical plan, dental plan, life insurance plan and disability plan but excluding any defined benefit or equity compensation plans, programs, agreements or arrangements, to the extent permitted by the terms of the applicable Parent Plans. Following the Effective Time, Parent will provide each Continuing Employee based in the U.S. full credit for prior service with the Company or any predecessors thereto to the extent such service is recognized by the Company for all purposes of the employee benefit plans of Parent or its applicable Subsidiary to the extent permitted by the applicable benefit plan and by any applicable insurer (other than benefit accrual under a defined benefit plan of Parent or its applicable Subsidiary and timing of enrollment in any defined contribution plan of Parent or any applicable Subsidiary and other than for purposes of the vesting of any options granted by Parent), but solely to the extent service was credited to such employee for such purposes under a comparable Company Employee Benefit Plan immediately prior to the Closing Date.

Section 5.11.2 Parent, the Company and the Surviving Corporation acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any employees, former employees, any participant in any Company Benefit Plan or any beneficiary thereof or any right to continued employment with Parent, the Company, the Surviving Corporation or any of their Subsidiaries, nor shall require Parent, the Surviving Corporation or any of their Subsidiaries to continue or amend any particular benefit plan after the consummation of the transactions contemplated in this Agreement for any employee or former employee of Company or any of its Subsidiaries, and any such plan may be amended or terminated in accordance with its terms and applicable Law.

Section 5.12 Indemnification of Company Directors and Officers. If the Merger is consummated, then until the fourth anniversary of the Effective Time, Parent will cause the Surviving

Corporation to fulfill and honor in all respects the obligations of the Company to its directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws as in effect on the date of this Agreement (the “Company Indemnification Provisions”), with respect to claims arising out of matters occurring at or prior to the Effective Time. Any claims for indemnification made under this Section 5.12 on or prior to the fourth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 5.12 shall not apply to any claim based on a claim for indemnification made by an Indemnitee pursuant to Article 8 or Article 9. The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, the Company Indemnified Parties.

Article 6.

Closing Conditions

Section 6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

Section 6.1.1 Stockholder Approval. This Agreement shall have been adopted by the Required Stockholder Vote.

Section 6.1.2 No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement or any Ancillary Agreement.

Section 6.1.3 Consents and Approvals. All consents, approvals and authorizations of any Governmental Entity set forth in Section 3.5.2 or Section 4.3.2, or required to be set forth in the related sections of the Disclosure Schedule shall have been obtained, in each case, without (A) the imposition of conditions, (B) the requirement of divestiture by Parent of any assets or property or (C) the requirement of expenditure of money by Parent to a third party in excess of $10,000 in exchange for any such consent.

Section 6.1.4 Antitrust. Any applicable waiting periods, together with any extensions thereof, under the antitrust or competition laws of any applicable jurisdiction shall have expired or been terminated.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

Section 6.2.1 Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement and each Ancillary Agreement that are qualified by materiality or Company Material Adverse Effect shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and all representations and warranties which are not so qualified shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date).

Section 6.2.2 Agreements and Covenants. The Company and each of its Subsidiaries shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Effective Time.

Section 6.2.3 Consents and Approvals. All consents, approvals and authorizations listed on Schedule 6.2.3 hereto or of any person other than a Governmental Entity required to be set forth in Section 3.5 (or the related section of the Disclosure Schedule) or Section 4.3 shall have been obtained in each case, without (A) the imposition of conditions, (B) the requirement of divestiture of assets or property or (C) the requirement of expenditure of money by Parent or the Company to a third party in excess of $10,000 in exchange for any such consent.

Section 6.2.4 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would reasonably be expected to (A) have a Company Material Adverse Effect or (B) prevent, interfere with, hinder or materially delay the consummation of the Merger.

Section 6.2.5 Court Proceedings. No action or claim shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement, (B) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following consummation thereof or (C) affect adversely the right or powers of Parent to own, operate or control the Company, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

Section 6.2.6 Certain Agreements. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

Section 6.2.6.1 Amendment to Employment Agreements in the form of Exhibit C, executed by the persons identified on Exhibit D (the “Employment Agreement Amendments”);

Section 6.2.6.2 Written Employment or Consulting Agreements with terms acceptable by the Parent, executed by the persons identified on Exhibit E (the “Employment Agreements”);

Section 6.2.6.3 Proprietary Invention Assignment Agreements in the form of Exhibit F-1 or F-2, as applicable, executed by the persons identified on Exhibit G (the “PIAAs”);

Section 6.2.6.4 Noncompetition Agreements in the form of Exhibit H, executed by the persons identified on Exhibit I (the “Noncompetition Agreements”);

Section 6.2.6.5 Releases in the form of Exhibit J, executed by the persons identified on Exhibit K (the “Releases”);

Section 6.2.6.6 an Escrow Agreement (the “Escrow Agreement”) substantially in the form of Exhibit L, executed by the Stockholders’ Agent and the Escrow Agent;

Section 6.2.6.7 a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent, along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing of the transactions contemplated by this Agreement;

Section 6.2.6.8 a legal opinion of DLA Piper US LLP, counsel to the Company, dated as of the Effective Date, in form and substance reasonably acceptable to both Parent and the Company, in any event at least including the matters in the form attached as Exhibit M;

Section 6.2.6.9 an Indemnification or Cancellation Agreement in a form mutually agreeable to Parent and the Company, executed by each of the holders of Company Options (the “Optionholder Agreements”);

Section 6.2.6.10 a certificate executed by the Company and containing the representation and warranty of the Company that each of the conditions set forth in Sections 6.2.1, 6.2.2 and 6.2.4 has been duly satisfied (the “Company Closing Certificate”);

Section 6.2.6.11 (A) unless otherwise directed by Parent in writing at least two days prior to the Effective Time, executed resolutions of the Company Board terminating any 401(k) Plan prior to the Effective Time and (B) an executed amendment to any 401(k) Plan prior to termination sufficient to maintain the qualification of the 401(k) Plan under the applicable requirements of the Code and regulations thereunder;

Section 6.2.6.12 resolutions by the Company Board stating that (i) each unexpired and unexercised option or similar right to purchase Company Options under the Company’s Stock Option Plan, that is vested as of immediately prior to the Effective Time shall be cancelled effective as of immediately prior to the Effective Time, and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive from Parent, in consideration of the cancellation of such Company Option and in settlement therefor, an Option Payment and (ii) each Company Option that is unvested as of immediately prior to the Effective Time shall terminate for no consideration effective as of immediately prior to the Effective Time.

Section 6.2.6.13 the Merger Consideration Certificate, duly executed by the Stockholders’ Agent;

Section 6.2.6.14 the Transaction Expenses Certificate, duly executed by the Stockholders’ Agent;

Section 6.2.6.15 written resignations of all directors, secretaries and officers of the Company and its Subsidiaries, effective as of the Effective Time;

Section 6.2.6.16 original letting agreements in respect of ground and upper floors at Sybernet Building, Dangan, County Galway; and

Section 6.2.6.17 letters from Enterprise Ireland and the Industrial Development Authority (“IDA”) in the form specified by Parent, executed by Enterprise Ireland and the IDA;

Section 6.2.6.18 written resignations of the auditors for the time being of the Irish Subsidiaries, if so requested by Parent, effective as of the Effective Time; and

Section 6.2.6.19 resolutions of the boards of directors of the Irish Subsidiaries including any of the following, where applicable: (a) duly approving any amendments requested by Parent to the bank mandates of the Irish Subsidiaries, (b) approving the appointment of new directors to such boards, and/or the resignation of such existing directors from such boards, (c) approving the resignation of the auditors of the Irish Subsidiaries (if applicable) and (d) all necessary documentation required to be executed by the directors and/or members of the Irish Subsidiaries pursuant to Section 60 of the Irish Companies Act, 1963 (as amended) as a result of any action taken by the Irish Subsidiaries pursuant to Section 5.9.

Section 6.2.7 Termination of Agreements. Parent shall have received evidence of the termination of the following contract:

Section 6.2.7.1 Stockholder Agreement, dated as of July 1, 2003, among the Company and the stockholder parties thereto.

Section 6.2.8 Ownership of Subsidiaries. The Company shall have taken all actions necessary on terms satisfactory to Parent to cause the Company to be the sole legal and beneficial owner, directly or indirectly, of each of the Company’s Subsidiaries.

Section 6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

Section 6.3.1 Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement and each Ancillary Agreement that are qualified by materiality or Parent Material Adverse Effect shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), and all representations and warranties which are not so qualified shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date need only remain true and correct in all material respects as of such date).

Section 6.3.2 Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Effective Time.

Section 6.3.3 Certain Agreements. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:

Section 6.3.3.1 the Employment Agreement Amendments, executed by Parent or a Parent Subsidiary;

Section 6.3.3.2 the Escrow Agreement, executed by Parent and the Escrow Agent;

Section 6.3.3.3 a secretary’s certificate attesting to the accuracy of resolutions attached thereto regarding approval by the board of directors of Parent of the restricted stock grants required pursuant to Section 5.10; and

Section 6.3.3.4 a certificate executed by Parent and containing the representation and warranty of Parent that each of the conditions set forth in Sections 6.3.1 and 6.3.2 has been duly satisfied (the “Parent Closing Certificate”).

Article 7.

Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

Section 7.1.1 By mutual written consent of Parent and the Company Board;

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to March 31, 2008 (the “Outside Date”); provided, further, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

Section 7.1.3 By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.6); or

Section 7.1.4 By Parent, if since the date of this Agreement, there shall have been any event, development or change of circumstance that constitutes, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and such Company Material Adverse Effect is not cured within 10 days after written notice thereof or if (A)(1) there shall be breached any covenant or agreement on the part of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement, (2) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is qualified as to materiality or Material Adverse Effect shall have become untrue or (3) any representation or warranty of a party other than Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement that is not so qualified shall have become untrue in any material respect, (B) such breach or misrepresentation is not cured within 10 days after written notice thereof and (C) such breach of misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent or the Company or their respective subsidiaries, officers or directors except (A) with respect to Section 5.4, Section 5.8, this Section 7.2 and Article 10 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or any Ancillary Agreement.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, any party hereto may (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.5 Fees and Expenses. Subject to Section 2.6, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Article 8.

Tax Matters

Section 8.1 Transfer Taxes. All Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement shall be paid by the Indemnitors when due, and the Indemnitors shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Parent and the Company shall cooperate fully, and to the extent reasonably requested by the other party, in the preparation, execution and filing of, all Tax Returns, applications or other documents regarding any Transfer Taxes that become payable in connection with the Merger.

Section 8.2 Tax Indemnity. The Indemnitors shall severally and not jointly and in proportion to their Pro Rata Share (and with respect to indemnification claims, if any, following the expiration of the Escrow Period, the Special Indemnitors shall severally and not jointly and in proportion to their Special Pro Rata Share) indemnify, save and hold the Indemnitees harmless from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (A) any Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (B) any Taxes relating to the repurchase of securities of the Company’s Subsidiaries from minority stockholders of such Subsidiaries (C) any Liability or Taxes related to the matters identified in Section 3.16 of the Disclosure Schedule and (D) the unpaid Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by contract, or otherwise; in each case, regardless of whether or not such Taxes, or the events or transactions giving rise to such Taxes are listed or described in the Disclosure Schedule or are otherwise known by, or disclosed to the Indemnitees. No Special Indemnitor shall have any monetary liability under this Agreement beyond the portion of the Aggregate Merger Consideration received by such Special Indemnitor. With respect to any Straddle Period, (x) in the case of any real, personal and intangible property Taxes or other Taxes levied on a per diem basis (collectively, “Per Diem Taxes”), the amount of such Per Diem Taxes that relates to a Pre-Closing Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of calendar days in the Straddle Period, and (y) in the case of any Taxes other than the Per Diem Taxes, the amount of such Taxes that relates to a Pre-Closing Period shall be computed as if such Tax Period ended as of the end of the day on the Closing Date.

Section 8.3 Responsibility for Filing Tax Returns. The Stockholders’ Agent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each of the Company and its Subsidiaries for any Pre-Closing Tax Period that are required to be filed (taking into account extensions) on or before the Closing Date and shall pay any Taxes owed with respect thereto. At least 15 days prior to the date on which each such Tax Returns is filed, Stockholders’ Agent shall submit such Tax Return to the Parent for review. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each of the Company and its Subsidiaries due to be filed (taking into account extensions) after the Closing Date and for all Straddle Periods At least 15 days prior to the date on which each such Tax Return is filed, Parent shall submit such Tax Return to the Stockholders’ Agent for review. The Indemnitors shall pay to Parent, within 15 days after the date on which Taxes are paid with respect to such Tax Periods, that amount equal to the portion of such Taxes which relates to the Pre-Closing Tax Period. For purposes of the preceding sentence, Taxes related to any Straddle Period shall be allocated in the manner set forth in the last sentence of Section 8.2 hereof. Each Indemnitors’ share of Taxes with respect to any Straddle Period shall be his, her or its Pro Rata Share of such Taxes (and each Special Indemnitor’s share of any such payment following the expiration of the Escrow Period shall be its Special Pro Rata Share).

Section 8.4 Cooperation on Tax Matters. Parent, the Company and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company and the Stockholders’ Agent agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax Period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Parent, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Entity, (B) to deliver or make available to Parent, within sixty (60) days after the Closing Date, copies of all such books and records, and (C) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Company and the Stockholders’ Agent, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense. Parent and the Stockholders’ Agent further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 8.5 Tax Claims. If, subsequent to the Closing, any of Parent, the Company, or the Stockholders’ Agent receives notice of a claim by any Governmental Entity that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within 15 days after receipt of such notice, Parent, the Company or the Stockholders’ Agent, as the case may be, shall give written notice of such Tax Claim to the other parties. The Stockholders’ Agent shall have the right to control the conduct and resolution of any Tax Claim relating to a Tax Period ending on or prior to the Closing Date;

provided, however, that the Stockholder’s Agent shall keep Parent informed of all developments on a timely basis and shall keep Parent, the Company and the Company Subsidiaries indemnified from any costs and expenses that may be incurred or as a result of the actions taken by the Stockholders’ Agent; provided, further, that if the resolution of any such Tax Claim (or any portion thereof) may affect the Taxes or Tax position of the Company or any of its Subsidiaries for a Post-Closing Tax Period, then Parent may participate in the resolution of such Tax Claim and the Stockholders’ Agent may not settle such Tax Claim without Parent’s consent, which shall not be unreasonably conditioned, withheld or delayed. The Stockholders’ Agent and Parent shall jointly control the conduct and resolution of any Tax Claim relating to a Straddle Period. If the Stockholders’ Agent elects not to control the conduct and resolution of any Tax Claim relating to a Tax Period ending on or prior to the Closing Date, or to participate in the conduct and resolution of any Tax Claim relating to a Straddle Period, the Stockholders’ Agent shall notify Parent in writing and Parent shall have the right to control the conduct and resolution of such Tax Claim; provided, however, that Parent shall keep the Stockholders’ Agent informed of all developments on a timely basis and Parent shall not resolve such Tax Claim in a manner that would reasonably be expected to have a material adverse impact on the Indemnitors’ indemnification obligations under this Agreement without the written consent of the Stockholders’ Agent, which consent shall not be unreasonably withheld. Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Claim.

Section 8.6 Review; Disputes.

Section 8.6.1 In the event of a dispute relating to the matters governed by this Article 8, the Stockholders’ Agent or Parent, as the disputing party (the “Disputing Party”) shall deliver a written notice (a “Tax Dispute Notice”) to the other party (the “Receiving Party”) setting forth in detail the principal basis for the dispute and the Disputing Party’s proposed resolution of such dispute.

Section 8.6.2 The Stockholders’ Agent and Parent shall use commercially reasonable efforts to reach agreement on the matters set forth in the Tax Dispute Notice. If the Stockholders’ Agent and Parent are unable to reach agreement on the matters set forth in the Tax Dispute Notice within 10 days after the date on which the Tax Dispute Notice was delivered to the Receiving Party, either party shall have the right to refer such dispute to the Designated Accounting Firm after such tenth day. In connection with the resolution of any such dispute by the Designated Accounting Firm: (A) each of the Stockholders’ Agent and Parent shall have a reasonable opportunity to meet with the Designated Accounting Firm to provide their views as to any disputed matters; (B) the

Designated Accounting Firm shall resolve the matters in dispute within 20 days of such referral, and upon reaching such determination shall deliver a copy of its decision to the Stockholders’ Agent and Parent; and (C) the determination made by the Designated Accounting Firm regarding such matters shall be conclusive, binding upon the parties, nonappealable, and not be subject to further review, and shall be considered a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act. In resolving the dispute, (1) the Designated Accounting Firm shall be limited to addressing only those particular disputed items referred to in the Tax Dispute Notice, and (2) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by Parent or the Stockholders’ Agent, as the case may be, and no lower than the amount calculated by Parent or the Stockholders’ Agent, as the case may be. The resolution of the Designated Accounting Firm shall reflect in detail the analyses behind such firm’s resolution of the matters in dispute. The fees and expenses of the Designated Accounting Firm shall be borne equally by Parent and the former holders of Company Common Stock and Company Options.

Section 8.7 Characterization of Indemnity and Milestone Payments. All amounts paid with respect to indemnity claims or Milestone Payments under this Agreement shall be treated by the parties hereto for all Tax purposes as adjustments to the Merger Consideration unless otherwise required by Law.

Article 9.

Indemnification

Section 9.1 Survival.

Section 9.1.1 With the exception of representations and warranties relating to Tax matters, intellectual property, environmental and/or capitalization matters in this Agreement (the “Special Representations”), which shall survive the Closing and shall expire sixty days (60 days) after the expiration of the applicable statute of limitations (the “Applicable Period”), the representations and warranties made by the Company in this Agreement shall survive the Closing and shall expire on the second anniversary of the Effective Date (the “Escrow Period”); provided, however, that if, at any time prior to the expiration of the Applicable Period or the Escrow Period, as applicable, Parent (acting in good faith) delivers to the Stockholders’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for an Indemnitee’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Applicable Period or the Escrow Period, as applicable, until such time as such claim is fully and finally resolved. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any Liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease. All covenants contained in this Agreement shall terminate as of the Effective Time except for (i) any covenants relating to Taxes, and (ii) such covenants that expressly provide for the performance thereunder after the Effective Time. Each of the parties hereto agrees that, except for the representations and warranties contained in this Agreement (including the Company Closing Certificate and the Disclosure Schedule), none of Parent, Merger Sub or the Company has made any representations or warranties to the other, and except for the representations and warranties contained in this Agreement (including the Company Closing Certificate and the Disclosure Schedule), each of Parent, Merger Sub and the Company acknowledges that no representations or warranties have been made by it to the other, and it has not relied upon any representations or warranties made by, any of the parties hereto or any of their respective officers, directors, employees, agents, financial and legal advisors or other representatives.

Section 9.1.2 The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives (except for the information contained in this Agreement and in the Disclosure Schedule).

Section 9.2 Indemnification.

Section 9.2.1 From and after the Effective Time, subject to the limitations set forth in this Agreement, the stockholders of the Company who shall have received, or shall be entitled to receive, Aggregate Merger Consideration pursuant to Section 2.1 and the holders of vested Company Options who shall have received, or shall be entitled to receive, Option Payments pursuant to Section 2.5 (the “Indemnitors”) shall severally and not jointly, and in proportion to their Pro Rata Share, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the

Indemnitees for, any Damages that are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and that arise from or as a result of, or are directly or indirectly connected with: (A) any inaccuracy in or breach of any representation or warranty set forth in this Agreement (without giving effect to any “Material Adverse Effect” or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty); (B) any breach of any covenant or obligation of the Company (including the covenants set forth in Article 5); (C) the matters identified in Section 9.2.1 of the Disclosure Schedule; (D) any Indemnifiable Transaction Expenses; or (E) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clause “(A),” “(B),” “(C)” or “(D)” above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Article 9); provided, however, that during the period beginning on the date of expiration of the Escrow Period and ending on the date of expiration of the Applicable Period the indemnification obligations set forth in Article 8 and this Article 9 shall apply only to the Special Indemnitors; provided, further, that the indemnification obligations of the Special Indemnitors in such period shall be several and not joint, and shall be in proportion to their Special Pro Rata Share.

Section 9.2.2 No claim for Damages shall be made pursuant to Section 9.2.1(A) unless the aggregate of all Damages for which claims are made hereunder by the Indemnified Persons exceeds $250,000 (the “Limitation”). If the total amount of such Damages exceeds the Limitation, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages (and not merely the portion of such Damages exceeding the Limitation). Except in respect of fraud, misrepresentation or the breach of any of the Special Representations, no Indemnitor shall have any monetary liability under this Agreement beyond such Person’s Pro Rata Share of the Indemnity Escrow Fund. No Special Indemnitor shall have any monetary liability under this Agreement beyond the portion of the Aggregate Merger Consideration received by such Special Indemnitor.

Section 9.2.3 The Indemnitors acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

Section 9.3 Third Party Claims. Except with respect to any Tax Claims, which shall be governed exclusively by Section 8.5, in the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Parent or against any other person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to this Article 9, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

Section 9.3.1 all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors;

Section 9.3.2 the Indemnitors shall make available to Parent any documents and materials in his possession or control that may be reasonably necessary to the defense of such claim or Legal Proceeding; and

Section 9.3.3 Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of the Stockholders’ Agent; provided, however, that such consent shall not be unreasonably withheld.

Parent shall give the Stockholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Parent or the Surviving Corporation; provided, however, that any failure on the part of Parent to so notify the Stockholders’ Agent shall not limit any of the obligations of the Indemnitors under this Article 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

Section 9.4 Exercise of Remedies by Indemnitees other than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

Section 9.5 Exclusive Remedy. With the exception of claims based upon the Special Representations or fraud or intentional misrepresentation, from and after the Effective Time, recourse of

Parent and any other Indemnitee to the Indemnity Escrow Fund pursuant to this Agreement and the Escrow Agreement shall be the sole and exclusive remedy of Parent and any other Indemnitees for monetary Damages for matters related to this Agreement and the transactions set forth herein (it being understood that nothing in this Section 9.5 or elsewhere in this Agreement shall effect Parent’s rights to equitable remedies to the extent available).

Section 9.6 Insurance Proceeds. Any liability of the Indemnitors to indemnify the Indemnitees for Damages shall be net of insurance proceeds actually received by the Indemnitees relative to the matter in question. The Indemnitees and the Indemnitors shall cooperate with each other in pursuing insurance claims with respect to any Damages; provided, that the decision whether to pursue an insurance claim will lie in the sole discretion of Parent. If the Indemnitees receive any insurance payment in connection with any claim for Damages for which they have already received an indemnification payment from the Indemnitors, they shall pay to the Stockholders’ Agent within ten Business Days of receiving such insurance payment an amount equal to the excess of (A) the amount previously received by the Indemnitees under this Article 9 with respect to such claim, plus the amount of the insurance payments received, over (B) the amount of Damages with respect to such claim which the Indemnitees were entitled to receive under this Article 9.

Section 9.7 Right of Setoff. In addition to any rights of setoff or other rights that Parent or any of the other Indemnitees may have at common law or otherwise, Parent shall have the right to withhold and deduct any sum that may be owed to any Indemnitee under this Article 9 from any amount otherwise payable by any Indemnitee to the Indemnitors, including any restricted stock of Parent issuable to any Indemnitor. The withholding and deduction of any such sum shall operate for all purposes as a complete discharge (to the extent of such sum) of the obligation to pay the amount from which such sum was withheld and deducted.

Article 10.

General Provisions

Section 10.1 Appointment of Stockholder’ Agent.

Section 10.1.1 The Indemnitors hereby irrevocably appoint Yury Prilutsky as their agent for purposes of this Agreement, and Yury Prilutsky hereby accepts his appointment as the Stockholders’ Agent. Parent shall be entitled to deal exclusively with the Stockholders’ Agent on all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Stockholders’ Agent, and on any other action taken or purported to be taken on behalf of any

Indemnitor by the Stockholders’ Agent, as fully binding upon such Indemnitor. If the Stockholders’ Agent shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Indemnitors, then the Indemnitors shall, within ten days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become the “Stockholders’ Agent” for purposes of this Agreement. If for any reason there is no Stockholders’ Agent at any time, all references herein to the Stockholders’ Agent shall be deemed to refer to the Indemnitors. The Stockholders’ Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct or bad faith. In all questions arising under this Agreement or the Escrow Agreement, the Stockholders’ Agent may rely on the advice of legal counsel, and the Stockholders’ Agent will not be liable to anyone for anything done, omitted or suffered in good faith by the Stockholders’ Agent based on such advice. Except as expressly provided herein, the Stockholders’ Agent will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to him. The expenses of the Stockholders’ Agent, including the reasonable fees and expenses of any legal counsel or other professional retained by the Stockholders’ Agent, shall be paid first from the Reimbursement Escrow Fund and thereafter by the Indemnitors.

Section 10.1.2 All notices to be sent to any Indemnitor pursuant to this Agreement or any other agreement contemplated hereby or delivered in connection herewith may be addressed to the Stockholders’ Agent and any notice so sent or delivered shall be deemed proper and sufficient notice to each Indemnitor hereunder. The Indemnitors hereby consent and agree that the Stockholders’ Agent is authorized to accept and deliver notice on behalf of each Indemnitor pursuant hereto and pursuant to all other agreements contemplated hereby or delivered in connection herewith and to deliver waivers and consents on behalf of each Indemnitor.

Section 10.1.3 The Stockholders’ Agent is hereby appointed and constituted the true and lawful attorney-in-fact of each Indemnitor with full power in his, her, or its name and on his, her, or its behalf to act according to the terms of this Agreement and the

Escrow Agreement and all other agreements contemplated hereby or thereby or delivered in connection herewith or therewith in the absolute discretion of the Stockholders’ Agent, and in general to do all things and to perform all acts including amending this Agreement or the Escrow Agreement and executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement or the Escrow Agreement. This power of attorney and all authority hereby conferred is granted subject to the interest of the other Indemnitors hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and coupled with an interest and shall not be terminated by any act of any Indemnitor or by operation of law, whether by death or other event. Parent shall have no Liability with respect to any action taken or not taken by the Stockholders’ Agent.

Section 10.1.4 In furtherance of its role, the Stockholders’ Agent shall be entitled to incur such reasonable costs and expenses as the Stockholders’ Agent may deem appropriate under the circumstances, which expenses may include, but shall not be limited to, hiring attorneys, accountants, appraisers, and other professional advisors. Each Indemnitor shall be responsible to reimburse the Stockholders’ Agent for such Indemnitor’s pro rata portion of all such costs and expenses incurred by the Stockholders’ Agent within ten days of written notification from the Stockholders’ Agent. The Stockholders’ Agent shall not be paid a fee for its services.

Section 10.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Tessera Technologies, Inc.

3099 Orchard Drive

San Jose, California 95134

Telephone: (408) 894-0700

Attention: John Keating

with mandated copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 328-6500

Fax: (650) 463-2600

Attention: Robert A. Koenig, Esq.

If to the Company, addressed to it at:

FotoNation, Inc.

800 Airport Boulevard

Suite 522

Burlingame, CA 94010

Attention: Eran Steinberg

with a mandated copy to:

DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303

Tel: (650) 833-2000

Fax: (650) 833-2001

Attention: Joe C. Sorenson, Esq.

If to the Stockholders’ Agent, addressed to it at:

Yury Prilutsky

1426 Shoal Drive

San Mateo, California 94404

with a mandated copy to:

DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303

Tel: (650) 833-2000

Fax: (650) 833-2001

Attention: Joe C. Sorenson, Esq.

Section 10.3 Certain Definitions. For purposes of this Agreement, the term:

“Accounting Principles” means the respective principles, policies, procedures, practices, applications and methodology used by the Company or its Subsidiaries in preparing Financial Statements for the year ended December 31, 2006, all applied on a consistent basis.

“Acquisition Proposal” means any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving the Company, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing 20% or more of the assets of the Company, (C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of the Company or (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of the Company or (E) any combination of the foregoing (other than the Merger).

“Adjustment Escrow Amount” shall be an amount equal to One Million Dollars ($1,000,000), which shall be held in the “Adjustment Escrow Fund”.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Aggregate Merger Consideration” means the Merger Consideration, less the cash on the Closing Balance Sheet as finally determined pursuant to Section 2.6, plus the Milestone Payment, if any, plus or minus any adjustment pursuant to Section 2.6, if any.

“Ancillary Agreements” means the Escrow Agreement, the Employment Agreements, the Employment Agreement Amendments, the Parent Closing Certificate, the Company Closing Certificate, the Noncompetition Agreements, the Releases, the PIAAs, the Optionholder Agreements, the Closing Expenses Certificate and the Merger Consideration Certificate.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” means any day other than a day on which the Securities and Exchange Commission shall be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Financial Advisor Escrow Amount” shall be an amount equal to Three Hundred and Ten Thousand Dollars ($310,000), which shall be held in the “Company Financial Advisor Escrow Fund”.

“Company Material Adverse Effect” means any change affecting, or condition having an effect on, the Company that is, or would reasonably be expected to be, materially adverse to the assets,

liabilities, business, financial condition or operations of the Company, excluding any such effect resulting from or arising out of (A) changes in general economic conditions (provided that such changes do not affect the Company disproportionately as compared to the Company’s competitors); (B) changes affecting the industry generally in which the Company operates (provided that such changes do not affect the Company disproportionately as compared to the Company’s competitors); (C) any acts of terrorism, military action or war (provided that such acts do not affect the Company disproportionately as compared to the Company’s competitors); or (D) any adverse change, event, circumstance, condition or effect (i) arising as a result of the announcement of the Merger, or (ii) resulting from any announcement or action by Parent not expressly provided for in this Agreement.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means the sum of all Expenses of the Company, its Subsidiaries and the stockholders of the Company that are not paid by the Company or the stockholders of the Company prior to the Effective Time.

“contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Damages” shall include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ and accountants’ fees), charge, cost (including costs of investigation and defense and settlement costs or indemnification costs) or expense of any nature.

“Effective Date” means the date on which the Effective Time takes place.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Laws” means any and all federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case to the extent having the force and effect of law, relating to pollution, the environment, and/or health and safety as affected by the environment or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or wetlands, pollution or contamination, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar direct or indirect interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefore.

“Escrow Agent” means U.S. Bank, N.A.

“Escrow Amount” shall be an amount equal to the Adjustment Escrow Amount plus the Indemnity Escrow Amount plus the Reimbursement Escrow Amount plus the Company Financial Advisor Escrow Amount.

“Exchange” means the Nasdaq Stock Market (including the Nasdaq National Market, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market and Nasdaq Small Cap Market).

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereto.

“Facilities” means all offices, warehouses, administration buildings, other facilities and all Real Property and related facilities owned or leased by the Company.

“Fully Diluted Common Number” means the sum of (A) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (B) the total number of shares of Company Common Stock that are issuable upon exercise of the vested Company Options outstanding immediately prior to the Effective Time.

“GAAP” means Generally Accepted Accounting Principles, consistently applied throughout the applicable periods.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity.

“Government Contract” shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (A) any petroleum, petroleum products, byproducts, derivatives or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“Indemnifiable Transaction Expenses” means any Company Transaction Expenses that are unpaid as of the Closing Date; provided that Indemnifiable Transaction Expenses shall not include Closing Transaction Expenses that are included as part of the adjustment in Section 2.6.

“Indemnitees” means the following persons: (A) Parent; (B) Parent’s current and future affiliates (including the Surviving Corporation); (C) the respective Representatives of the persons referred to in clauses “(A)” and “(B)” above; and (D) the respective successors and assigns of the persons referred to in clauses “(A)”, “(B)” and “(C)” above; provided, however, that the Indemnitors shall not be deemed to be “Indemnitees.

“Indemnity Escrow Amount” shall be an amount equal to Nine Million Dollars ($9,000,000), which shall be held in the “Indemnity Escrow Fund”.

“Intellectual Property Rights” means all (A) United States and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications; (B) United States and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof; (C) United States and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof; (D) United States and foreign mask work rights and registrations and applications for registration thereof; (E) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (F) Trade Secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material or other similar information); (G) URL and domain name registrations; (H) inventions (whether or not patentable) and improvements thereto; (I) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing and (J) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“Irish Subsidiaries” (and any one an “Irish Subsidiary”) means any company incorporated under the Laws of Ireland and in which the Company and any of its Subsidiaries has an Equity Interest.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be present when the matter in question was actually known or should be known by Eran Steinberg, Yury Prilutsky, Shane Fanning, Petronel Bigioi, and Glynis Whelan with respect to the Company or any executive officer of Parent with respect to Parent after reasonable inquiry.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Merger Consideration” shall be an amount equal to (a) Thirty-Four Million Dollars ($34,000,000), less (b) the amount of any Company Transaction Expenses unpaid by the Company at the Closing, if any.

“Merger Consideration Certificate” shall mean the exhibit prepared and delivered by the Company to Parent at Closing that sets forth, for each holder of Company Common Stock and each holder of vested Company Options, such person’s allocation of Aggregate Merger Consideration, such person’s Special Pro Rata Share and such person’s Pro Rata Share.

“Milestone Payment Amount” an amount up to Ten Million Dollars ($10,000,000) in available funds payable in accordance with Section 2.7 and Exhibit B.

“Parent Material Adverse Effect” means any change affecting, or condition having an effect on, Parent, Merger Sub and the Parent Subsidiaries that is, or would reasonably be expected to be, materially adverse to the assets, liabilities, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, other than any change or condition relating to the economy or securities markets in general, or the industries in which Parent operates in general, and not specifically relating to Parent, excluding any such effect resulting from or arising out of (A) changes in general economic conditions (provided that such changes do not affect Parent disproportionately as compared to Parent’s competitors); (B) changes affecting the industry generally in which Parent operates (provided that such changes do not affect Parent disproportionately as compared to Parent’s competitors); (C) any acts of terrorism, military action or war (provided that such acts do not affect Parent disproportionately as compared to Parent’s competitors); or (D) any adverse change, event, circumstance, condition or effect arising as a result of the announcement of the Merger.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Share Merger Consideration” shall be an amount in cash, without interest, equal to the quotient obtained by dividing (A) the Merger Consideration by (B) the Fully Diluted Common Number.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Pro Rata Share” shall mean, for each stockholder and vested optionholder of the Company the quotient obtained by dividing (A) the sum of (1) the product of the number of shares of Company Common Stock owned by such stockholder immediately prior to the Effective Time multiplied by the Per Share Merger Consideration, and (2) the product of the number of shares of Company Common Stock subject to vested Company Options held by such vested optionholder immediately prior to the Effective Time multiplied by the Per Share Price, if any, such holder has the right to receive pursuant to Section 2.5, by (B) the Merger Consideration.

“Real Property” means (A) all parcels and tracts of land in which the Company has an ownership interest, (B) any buildings, structures, fixtures and improvements located on such land, including those under construction and (C) all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of the land referred to in clause “(A).”

“Reimbursement Escrow Amount” shall be an amount equal to Two Hundred Fifty Thousand Dollars ($250,000), which shall be held in the “Reimbursement Escrow Fund”.

“Representatives” means, with respect to a person, its directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives.

“Romanian Subsidiary” means the company incorporated under the Laws of Romania and in which the Company and/or any of its Subsidiaries has an Equity Interest.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any computer program, operating system, applications system, firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, data collections, diagrams, protocols, specifications, interfaces, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, processes, know-how, operating procedures, methods embodied with the foregoing, technical manuals, user manuals and other documentation thereof, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Special Indemnitors” means the persons identified in Section 10.3 of the Disclosure Schedule.

“Special Pro Rata Share” shall mean, for each Special Indemnitor, the quotient obtained by dividing (A) the number of shares of Company Common Stock and/or vested Company Options owned or held by such Special Indemnitor immediately prior to the Effective Time, by (B) the aggregate number of shares of Company Common Stock and vested Company Options owned or held by all Special Indemnitors immediately prior to the Effective Time.

“Stockholder Consideration” shall be an amount equal to the product of the number of shares of Company Common Stock multiplied by the Per Share Merger Consideration.

“Straddle Period” means any Tax Period beginning prior to the Closing Date and ending after the Closing Date.

“subsidiary” or “subsidiaries” (whether capitalized or not) of Parent, the Company, the Surviving Corporation or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Target Closing Cash Amount” means Five Million Dollars ($5,000,000).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including income, franchise, branch profit, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax, escheat liabilities and license, registration and documentation fees.

“Tax Laws” means all Laws relating to Taxes, including any applicable regulation or other official pronouncement of the applicable rules in a country having taxing jurisdiction over the

Company or any of its Subsidiaries, as well as any international treaty (including directives, regulations or other applicable treaties in the relevant country), and any other binding authority applicable in a taxing jurisdiction.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Returns” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means tangible embodiments of the Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, intellectual property cores, net lists, photomasks, databases, lab notebooks, processes, prototypes, samples, studies or other know-how and other works of authorship.

“Trade Secrets” means all confidential information of the Company, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. “Trade Secrets” shall include rights in know-how, research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information.

“Transaction Expenses Certificate” means a certificate setting forth (a) the Company Transaction Expenses paid prior to the Closing Date and (b) the Company Transactions Expenses that remain unpaid on the Closing Date.

“Transfer Taxes” means transfer, documentary, sales and use, stamp or other similar Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

Section 10.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Applicable Period”	Section 9.1.1

“Certificate of Merger”	Section 1.2

“Certificates”	Section 2.2.2

“Closing A/P”	Section 2.6.1

“Closing A/R”	Section 2.6.1

“Closing Balance Sheet”	Section 2.6.1

“Closing Cash”	Section 2.6.1

“Closing Date”	Section 1.3

“Closing Transaction Expenses”	Section 2.6.1

“Company”	Preamble

“Company Assets”	Section 3.18.1

“Company Benefit Plan”	Section 3.10.1

“Company Board”	Section 2.5

“Company By-laws”	Section 3.2

“Company Certificate”	Section 3.2

“Company Closing Certificate”	Section 6.2.6.7

“Company Common Stock”	Section 2.1.1

“Company Financial Advisor”	Section 3.25

“Company Financial Statements”	Section 3.7.1

“Company Indemnified Parties”	Section 5.12

“Company Indemnification Provisions”	Section 5.12

“Company Material Contract”	Section 3.12

“Company Options”	Section 2.5

“Company Permits”	Section 3.6

“Company Real Estate”	Section 3.19.1

“Company Representatives”	Section 5.4.1

“Company Stock Option Plans”	Section 2.5

“Confidentiality Agreement”	Section 5.4.2

“Continuing Employees”	Section 5.11.1

“Designated Accounting Firm”	Section 2.6.2.3

“Determination Notice”	Section 2.8.2

“Determination Response Notice”	Section 2.8.2

“DGCL”	Recitals

“Disclosure Schedule”	Article 3

“Disputing Party”	Section 8.6.1

“Dispute Notice”	Section 2.6.2.1

“Effective Time”	Section 1.2

“Employment Agreements”	Section 6.2.6.2

“Employment Agreement Amendments”	Section 6.2.6.1

“ERISA”	Section 3.10.1

“ERISA Affiliate”	Section 3.10.1

“Escrow Agreement”	Section 6.2.6.4

“Escrow Fund”	Section 2.2.2

“Escrow Period”	Section 9.1

“Exchange Agent”	Section 2.2.1

“Exchange Fund”	Section 2.2.1

“Expert Calculations”	Section 2.6.2.3

“Final Closing Cash”	Section 2.6.3.1

“IDA”	Section 6.2.6.17

“Indemnitors”	Section 9.2.1

“International Plan”	Section 3.10.9

“Irish Memoranda and Articles of Association”	Section 3.2.1

“Land Use Laws”	Section 3.19.2

“Limitation”	Section 9.2.2

“Merger”	Recitals

“Merger Sub”	Preamble

“Milestone Notice”	Section 2.8.2

“Multiemployer Plan”	Section 3.10.3

“Noncompetition Agreements”	Section 6.2.6.2

“Option Payment”	Section 2.5.1

“Optionholder Agreements”	Section 6.2.6.9

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Closing Certificate”	Section 6.3.3.3

“Parent Plans”	Section 5.11.1

“Parent Representatives”	Section 5.4.1

“Parent Subsidiary”	Section 4.3.1

“PBGC”	Section 10.3

“Per Diem Taxes”	Section 8.2

“PIAAs”	Section 6.2.6.3

“Pre-Closing Period”	Section 5.1

“Receiving Party”	Section 8.6.1

“Related Party”	Section 3.23

“Releases”	Section 6.2.6.5

“Required Stockholder Vote”	Section 3.24

“Review Period”	Section 2.6.2.1

“Romanian Constitutive Act”	Section 3.2.1

“Special Representations”	Section 9.1.1

“Stockholders’ Agent”	Preamble

“Surviving Corporation”	Section 1.1

“Tax Claim”	Section 8.5

“Tax Dispute Notice”	Section 8.6.1

“Unaudited Interim Balance Sheets”	Section 3.7.1.3

Section 10.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.7 Entire Agreement. This Agreement (together with the Exhibits, Parent and Disclosure Schedules and the other documents delivered pursuant hereto), each Ancillary Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 10.8 Assignment. This Agreement shall not be assigned by operation of Law or otherwise; provided, however, that Parent may freely assign any or all of its rights under this Agreement (including its indemnification rights), in whole or in part, to any other person in connection with a change of control of Parent or a sale of substantially all of the assets of parent without obtaining the consent or approval of any other party hereto or of any other person.

Section 10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 10.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 10.11.1 This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

Section 10.11.2 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 10.11.3 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.3.

Section 10.12 Disclosure. Any matter disclosed in any section of the Disclosure Schedule shall be considered disclosed for other sections of the Disclosure Schedule, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of the Disclosure Schedule in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

Section 10.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.14 Construction.

Section 10.14.1 For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

Section 10.14.2 As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

Section 10.14.3 Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

Section 10.14.4 The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 10.15 Specific Performance. The Company and the Stockholders’ Agent agree that irreparable damage would occur in the event that any of the provisions of this Agreement in favor of the parties hereto were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TESSERA TECHNOLOGIES, INC.

By:	/s/ Bruce McWilliams
Bruce McWilliams, Chairman and Chief Executive Officer

FORT KNOX MERGER SUB, INC.

By:	/s/ Charles Webster
Charles Webster, Secretary

FOTONATION, INC.

By:	/s/ Eran Steinberg
Eran Steinberg, President and Chief Executive Officer

STOCKHOLDERS’ AGENT

By:	/s/ Yury Prilutsky
Yury Prilutsky

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